As filed with the Securities and Exchange Commission on April 15,
1997.


                      Registration No.




                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM N-4
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
   (X)
          PRE-EFFECTIVE AMENDMENT NO.                  ( )
          POST-EFFECTIVE AMENDMENT NO.                 ( )

                                  and/or

                REGISTRATION STATEMENT UNDER THE INVESTMENT
                            COMPANY ACT OF 1940
   (X)

                Amendment No.                        ( )
                     (Check appropriate box or boxes)




                     VARIABLE ANNUITY-1 SERIES ACCOUNT
                        (Exact name of Registrant)
             FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                            (Name of Depositor)

                         Albany, New York
     (Address of Depositor's Principal Executive Offices)  (Zip
Code)

            Depositor's Telephone Number, including Area Code:
                              (800) 537-2033




                            William T. McCallum
                   President and Chief Executive Officer
             First Great-West Life & Annuity Insurance Company
                         8515 East Orchard Road

                        Englewood, Colorado  80111
                  (Name and Address of Agent for Service)


                                 Copy to:

                           James F. Jorden, Esq.
                    Jorden Burt Berenson & Johnson LLP
            1025 Thomas Jefferson Street, N.W., Suite 400 East
                       Washington, D.C.  20007-0805






Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement

It is proposed that this filing will become effective on as soon as practicable.

The Registrant has chosen to register an indefinite number of securities in accordance with Rule 24f-2.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.


VARIABLE ANNUITY-1 SERIES ACCOUNT
                           Cross Reference Sheet
                      Showing Location in Prospectus
                  and Statement of Additional Information
                          As Required by Form N-4

FORM N-4 ITEM                                PROSPECTUS CAPTION

1.   Cover Page..........................    Cover Page

2.   Definitions.........................    Definitions

3.   Synopsis............................    Fee Table; Key
                                             Features of
                                             the Annuity

4.   Condensed Financial Information.....    Performance Data

5.   General Description of
       Registrant, Depositor and
       Portfolio Companies...............    First Great-West Life
                                             & Annuity
                                             Insurance Company and
                                             the Series
                                             Account; Eligible
                                             Funds;
                                             Voting Rights

6.   Deductions and Expenses............     Charges and
                                             Deductions; Appendix
                                             A; Distribution of the

                                             Contracts

7.   General Description of
       Variable Annuity Contracts........    The Contracts;
                                             Eligible Funds;
                                             Statement of
                                             Additional
                                             Information

8.   Annuity Period......................    Payment Options


9.   Death Benefit.......................    Death Benefit

10.  Purchases and Contract Value........    Application and
                                             Contributions;
                                             Annuity Account Value

11.  Redemptions.........................    Cash Withdrawals;
                                             Payment
                                             Options; Key Features
                                             of the Annuity

12.  Taxes...............................    Federal Tax
                                             Consequences

13.  Legal Proceedings...................    Legal Proceedings


14.  Table of Contents of
       Statement of Additional
       Information.......................    Statement of
                                             Additional
                                             Information



                                             STATEMENT OF
                                             ADDITIONAL
FORM N-4 ITEM                                INFORMATION CAPTION


15.  Cover Page..........................    Cover Page

16.  Table of Contents...................    Table of Contents

17.  General Information and
       History...........................    General Information;
                                             First
                                             Great-West Life &
                                             Annuity and
                                             the Variable Annuity-1
                                             Series
                                             Account

18.  Services............................    Services

19.  Purchase of Securities
       Being Offered.....................    Not Applicable

20.  Underwriters........................    Services - Principal
                                             Underwriter

21.  Calculation of
       Performance Data..................    Calculation of
                                             Performance
                                             Data

22.  Annuity Payments....................    Calculation of Annuity
                                             Payments

23.  Financial Statements................    Financial Statements

                      PART A

                   INFORMATION REQUIRED IN A PROSPECTUS

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THE SCHWAB VARIABLE ANNUITY
A FLEXIBLE PREMIUM DEFERRED FIXED AND VARIABLE ANNUITY
Distributed by
CHARLES SCHWAB & CO., INC.
_____________________________________________
Issued by
First GREAT-WEST LIFE & ANNUITY
INSURANCE COMPANY


This prospectus describes interests under a flexible premium deferred annuity contract, The Schwab Variable
Annuity (the "Contract"). The Contract is issued on a group basis by First Great-West Life & Annuity
Insurance Company (the "Company"). Participation in the Contract will be accounted for by the issuance of a certificate showing your interest under the Contract. Your certificate is also hereafter referred to as the "Contract."

Your investment in the Contract may be allocated among twenty-four Investment Divisions of the Variable
Annuity-1 Series Account ("Series Account") and the available Guarantee Periods under the Guarantee Period
Fund. The Investment Divisions invest in various underlying funds (open-end investment companies) offered by fund families such as Federated, INVESCO, Janus, Lexington, Berger, Alger, Schwab Funds, Stein Roe,
Strong, Montgomery, American Century, SAFECO and Van Eck. You also have the option of allocating some or all of your investment in the Contract to the Guarantee Period Fund which allows you to select one or more Guarantee Periods, each of which offers you a specified interest rate for a specified period. There may be a market value adjustment on the amounts withdrawn from the Guarantee Period Fund.

The minimum initial investment is $5,000 ($2,000 if an IRA) or $1,000 if made under an Automatic Contribution
Plan ("ACP"). The minimum subsequent Contribution is $500 (or $100 per month if made under an ACP).


There are no sales charges, redemption, surrender or withdrawal charges. The Contract provides a Free
Look Period of 10 days from your receipt of the Contract, during which time you may cancel your investment in the Contract. During the Free Look Period, all Contributions allocated to an Investment Division will be allocated first to the Schwab Money Market Investment Division and will remain there until the next
Transaction Date following the end of the Free Look Period. Contributions to the Guarantee Period Fund will be allocated immediately into the specified Guarantee Period(s).

Your Variable Account Value will increase or decrease based on the investment performance of the options you select. You bear the entire investment risk under the Contract prior to the annuity commencement date for all amounts in your Variable Sub Accounts. While there is a guaranteed death benefit, there is no guaranteed or minimum Variable Account Value on amounts allocated to Investment Divisions. Therefore, the Annuity Account Value you receive could be less than the total amount of your Contributions.

Amounts allocated to the Guarantee Period Fund may be subject to a Market Value Adjustment which could result in receipt of less than your Contributions if you surrender, Transfer, make a partial withdrawal, apply amounts to purchase an annuity or take a distribution upon the death of the Owner or Annuitant before a Guarantee Period Maturity Date. Whether such a result actually occurs depends on the timing of the transaction, the amount of the Market Value Adjustment and the interest rate credited. The interest rate in subsequent Guarantee Periods may be more or less than the rate of a previous Guarantee
Period.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. NO PERSON IS AUTHORIZED BY THE COMPANY TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERS CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE.


Prospectus Dated ______________, 1997

The Contracts are not deposits of, or guaranteed or endorsed by any bank, nor are the Contracts federally insured by the Federal Deposit Insurance Corporation, the Federal
Reserve Board or any other government
agency. The Contracts involve certain investment risks, including possible loss of principal.

To Place Orders and for Account Information: Contact the Schwab
Annuity Service Center at 800-838-0650
or P.O. Box 7666, San Francisco, California 94120-7666.

About This Prospectus: This Prospectus concisely presents important information you should have before investing in the Contract. Please read it carefully and retain it for future reference. You can find more detailed information pertaining to the Contract in the Statement of Additional Information dated
_____________, 1997 (as may be amended from time to time), and filed with the Securities and Exchange
Commission. The Statement of Additional Information is incorporated by reference into this Prospectus, and may be obtained without charge by contacting the Schwab Annuity Service Center at 800-838-0650 or P.O.
Box 7666 San Francisco, California 94120-7666.

                         TABLE OF CONTENTS

                                                           Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
KEY FEATURES OF THE ANNUITY . . . . . . . . . . . . . . . . . . .

FIRST GREAT-WEST LIFE & ANNUITY  INSURANCE COMPANY
           AND THE SERIES ACCOUNT . . . . . . . . . . . . . . . .
 .
THE ELIGIBLE FUNDS. . . . . . . . . . . . . . . . . . . . . . . .
 .
THE GUARANTEE PERIOD FUND . . . . . . . . . . . . . . . . . . . .
 .
THE MARKET VALUE ADJUSTMENT . . . . . . . . . . . . . . . . . . .
 .
APPLICATION AND CONTRIBUTIONS . . . . . . . . . . . . . . . . . .
 .
ANNUITY ACCOUNT VALUE . . . . . . . . . . . . . . . . . . . . . .
 .
TRANSFERS . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
CASH WITHDRAWALS. . . . . . . . . . . . . . . . . . . . . . . . .
 .
TELEPHONE TRANSACTIONS. . . . . . . . . . . . . . . . . . . . . .
 .
DEATH BENEFIT . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
CHARGES AND DEDUCTIONS. . . . . . . . . . . . . . . . . . . . . .
 .
PAYMENT OPTIONS . . . . . . . . . . . . . . . . . . . . . . . . .
 .
FEDERAL TAX MATTERS . . . . . . . . . . . . . . . . . . . . . . .
 .
ASSIGNMENTS OR PLEDGES. . . . . . . . . . . . . . . . . . . . . .
 .
PERFORMANCE DATA  . . . . . . . . . . . . . . . . . . . . . . . .
 .
DISTRIBUTION OF THE CONTRACTS . . . . . . . . . . . . . . . . . .
 .
SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . .
 .
VOTING RIGHTS . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
RIGHTS RESERVED BY THE COMPANY. . . . . . . . . . . . . . . . . .
 .
LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . .
 .
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . .
 .
EXHIBITS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 .
FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . F-1




THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.



           The Contract is not available in all states.

___________________________________________________________________

                            DEFINITIONS
___________________________________________________________________

Accumulation Period - The period between the Effective Date and the Payment Commencement Date.

Annuitant - The person named in the application upon whose life the payment of an annuity is based and who will receive annuity payments. If a Contingent Annuitant is named, then the Annuitant will be considered the Primary Annuitant. While the Annuitant is living and at least 30 days prior to the annuity commencement date, the Owner may, by Request, change the Annuitant.

Annuity Account - An account established by the Company in the name of the Owner that reflects all account activity under this Contract.

Annuity Account Value - The sum of the Variable and Fixed
Sub-Accounts credited to the Owner under the Annuity Account; less Transfers, partial withdrawals, amounts applied to an annuity option, periodic withdrawals, charges deducted under the Contract and, less Premium Tax, if any.

Annuity Payment Period - The period beginning on the annuity commencement date and continuing until all annuity payments have been made under the Contract.

Annuity Unit - An accounting measure used to determine the dollar value of any variable annuity payment after the first annuity payment is made.

Automatic Contribution Plan ("ACP") - A plan which allows for automatic periodic Contributions. The
Contribution amount will be withdrawn from a designated pre-authorized account and automatically credited to the Annuity Account.

Beneficiary - The person(s) designated by the Owner, in the application, or as subsequently changed by the Owner by Request, to receive any death benefit which may become payable under the terms of the Contract. If the surviving spouse of an Owner is the surviving
Joint Owner, the surviving spouse will become the Beneficiary upon such Owner's death and may elect to take the death benefit, if any, or elect to continue the Contract in force.

Company - First Great-West Life & Annuity Insurance Company, the issuer of this annuity, located at 125
Wolf Road, Albany, New York 12205.

Contingent Annuitant - The person named in the application, unless later changed by the Owner by Request while the Annuitant is alive and before annuity payments have commenced, who becomes the Annuitant when the Primary Annuitant dies. No new Contingent Annuitant may be designated after the death of the Primary Annuitant.

Contractual Guarantee of a Minimum Rate of Interest - The minimum interest rate applicable to each Fixed
Sub-Account equal to an annual effective rate in effect at the time the Contribution is made and as reflected in written confirmation of the Contribution. This is the minimum rate allowed by law and is subject to change in accordance with changes in applicable law.

Contributions - Purchase amounts received under the Contract and allocated to the Fixed or Variable Sub-
Account(s) prior to any Premium Tax or other deductions.

Effective Date - The date on which the first Contribution is credited to the Annuity Account.

Eligible Fund - A registered management investment company, or portfolio thereof, in which the assets of the Series Account may be invested.

Fixed Sub-Accounts - The subdivision(s) of the Owner's Annuity
Account reflecting the value of Contributions made to a fixed interest investment option available under the Contract and any Fixed Sub-Account Riders.

Guarantee Period - One of the time intervals available in the Guarantee Period Fund during which the Company will credit a stated rate of interest. The Company may stop offering any time interval at any time for new Contributions. Amounts allocated to one or more Guaranteed Periods may be subject to a Market
Value Adjustment.

Guarantee Period Fund - A Fixed Sub-Account in which amounts allocated will be credited a stated rate of interest for the applicable Guarantee Period(s).

Guarantee Period Maturity Date - The last day of any Guarantee
Period.

Individual Retirement Annuity (IRA) - An annuity contract used in a retirement savings program that is intended to satisfy the requirements of Section 408 of the Internal Revenue Code of 1986, as amended.

Investment Division - A division of the Series Account containing the shares of an Eligible Fund. There is an Investment Division for each Eligible Fund.

Market Value Adjustment - An adjustment which may be made to amounts paid out before the Guarantee
Period Maturity Date due to surrenders, partial withdrawals, Transfers, amounts applied to the periodic withdrawal option or to purchase an annuity, and distributions resulting from death of the Owner or Annuitant, as applicable. The Market Value Adjustment may increase or decrease the amount payable on one of the above-described distributions. A negative adjustment may result in an effective interest rate lower than the applicable Contractual Guarantee of a Minimum Rate of Interest and the value of the Contribution(s) allocated to the Guarantee Period being less than the Contribution(s) made. The Market Value Adjustment is detailed on page ---.

Non-Qualified Annuity Contract - An annuity contract which is not intended to be part of a qualified retirement plan and is not intended to satisfy the requirements of
Section 408 of the Internal Revenue Code of 1986, as amended.

Owner (Joint Owner) or You - The person(s), while the Annuitant is living, named in the Contract Data Page who is entitled to exercise all rights and privileges under the Contract. Joint Owners must be husband and wife as of the date the Contract is issued. The Annuitant will be the Owner unless otherwise indicated in the application. If a Contract is purchased as an IRA, the Owner and the Annuitant must be the same individual and no Joint Owner may be named. Any reference to Owner in the singular tense shall include the plural, and vice versa, as applicable.

Payment Commencement Date - The date on which annuity payments or periodic withdrawals commence under a payment option. The Payment Commencement Date must be at least one year after the Effective
Date of the Contract. If a Payment Commencement Date is not shown on the Contract Data Page, annuity payments will commence on the first day of the month of the Annuitant's 90th birthday. The Payment
Commencement Date may be changed by the Owner within 60 days prior to commencement of annuity payments or it may be changed by the Beneficiary upon the death of the Owner. If this is an IRA, payments which satisfy the minimum distribution requirements of the Internal Revenue Code of 1986, as amended, must begin no later than the Owner's attainment of age 70 1/2.

Premium Tax - The amount of tax, if any, charged by a state or other governmental authority.

Request - Any instruction in a form satisfactory to the Company and received at the Schwab Annuity Service
Center (or other annuity service center subsequently named) from the Owner or the Owner's designee (as specified in a form acceptable to the Company) or the Beneficiary (as applicable) as required by any provision of the Contract or as required by the Company. All Requests are subject to any action taken or payment made by the Company before it was processed.

Schwab Annuity Service Center -  P.O. Box 7666, San Francisco,
California 94120-7666, telephone 800-838-
0650.

Series Account - The segregated account established by the Company under New York law and registered as a unit investment trust under the Investment Company Act of 1940, as amended.

Simplified Employee Pension - An individual retirement annuity
(IRA) which may accept contributions from one or more employers under a retirement savings program intended to satisfy the requirements of Section
408(k) of the Internal Revenue Code of 1986, as amended.

Surrender Value - The Annuity Account Value with a Market Value
Adjustment, if applicable, on the effective date of the surrender, less Premium Tax, if any.

Transaction Date - The date on which any Contribution or Request from the Owner will be processed by the Company at the Schwab Annuity Service Center. Contributions and Requests received after 4:00 p.m.
EST/EDT will be deemed to have been received on the next business day. Requests will be processed and the Variable Account Value will be determined on each day that the New York Stock Exchange is open for trading.

Transfer - The moving of money from among and between the Investment Division(s) and the Guaranteed
Period Fund.

Variable Account Value - The sum of the values of the Variable
Sub-Accounts credited to the Owner under the Annuity Account.

Variable Sub-Accounts - The sub-division(s) of the Owner's Annuity Account containing the value credited to the Owner under the Annuity Account from an Investment Division.

We, our, us, or First GWL&A:  First Great-West Life & Annuity
Insurance Company.

                    KEY FEATURES OF THE ANNUITY

The Contract currently allows you to invest in your choice of twenty-four different Investment Divisions offered by thirteen different mutual fund investment advisers. You can also invest in the Guarantee Period Fund.
Your Annuity Account Value allocated to an Investment Division will vary with the investment performance of the Investment Division you select. You bear the entire investment risk for all amounts invested in the Investment Division(s). Your Annuity Account Value could be less than the total amount of your Contributions.

Who should invest. The Contract is designed for investors who are seeking long-term tax deferred asset accumulation with a wide range of investment options. The Contract can be used for retirement or other long-term investment purposes. The deferral of income taxes is particularly attractive to investors in high federal and state tax brackets who have already fully taken advantage of their ability to make IRA contributions or "pre-tax" contributions to their employer sponsored retirement or savings plans.

A Wide Range of Variable Investment Choices. The Contract gives you an opportunity to select among twenty-four different Investment Divisions. Each Investment
Division invests in shares of an Eligible Fund.
The Eligible Funds cover a wide range of investment objectives as follows:

Investment Objective               Eligible Funds
Aggressive Growth                  SteinRoe Capital Appreciation
                                   Fund
                                   Janus Aspen Aggressive Growth
                                   Portfolio
                                   Alger American Small
                                   Capitalization Portfolio
                                   Berger IPT-Small Company Growth
                                   Fund
                                   Strong Discovery Fund II

International Aggressive Growth    Montgomery Variable Series:
                                     International
                                     Small Cap Fund
                                   Lexington Emerging Markets Fund

Growth                             Schwab Asset Director - High
                                   Growth Portfolio
                                   Janus Aspen Growth Portfolio
                                   Alger American Growth Portfolio
                                   American Century VP Capital
                                   Appreciation
                                   Montgomery Variable Series:
                                     Growth Fund

International Growth               Janus Aspen Worldwide Growth
                                   Portfolio
                                   American Century VP
                                   International

Index                              Schwab S&P 500 Portfolio

Growth & Income                    SAFECO RST Equity Portfolio
                                   Federated American Leaders Fund
                                   II

Equity Income                      Federated Utility Fund II
                                   INVESCO VIF-Industrial Income
                                   Portfolio

Balanced/Asset Allocation          INVESCO VIF-Total Return
                                   Portfolio

Gold and Precious Metals           Van Eck Worldwide Hard Assets
                                   Fund

High Yield Bond                    INVESCO VIF-High Yield Portfolio

Government Bond                    Federated Fund for U.S.
                                   Government Securities II

Money Market                       Schwab Money Market Portfolio

The distinct investment objectives and policies for each Eligible
Fund are more fully described in their
individual fund prospectuses which are available from the Schwab
Annuity Service Center, P.O. Box 7666,
San Francisco, California 94120-7666, or via telephone at 1-800-838-0650.

The Guarantee Period Fund. The Contract also gives you an opportunity to allocate your Contributions and to transfer your Annuity Account Value to the Guarantee Period Fund. This Fixed Sub-Account option is comprised of Guarantee Periods, each of which has its own stated rate of interest and its own maturity date.
The stated rate of interest for the Guarantee Period will depend on the date the Guarantee Period is established and the duration of the Guarantee Period you select from among those available. The rates declared are subject to a minimum (Contractual Guarantee of a Minimum Rate of Interest), but the Company may declare higher rates (the stated rate of interest). The Contractual Guarantee of a Minimum Rate of
Interest will be disclosed in the written confirmation. The stated rate of interest will not be less than the Contractual Guarantee of a Minimum Rate of Interest and will also be disclosed in the written confirmation.
Amounts withdrawn or transferred from a Guarantee Period prior to the Guarantee Period Maturity Date may be subject to a Market Value Adjustment. (See "Market Value Adjustment," page __.)

How to Invest. You must complete a Contract application form in order to invest in the Contract and you must pay by check or instruct us to transfer funds from your Schwab account. The minimum initial investment is $5,000 (or $2,000 if in an IRA). Subsequent investments must be at least $500. The minimum initial investment may be reduced to $1,000 should the Owner agree to make additional $100 per month minimum recurring deposits through an ACP.

Free Look Period. The Contract provides for a Free Look Period which allows you to cancel your investment generally within 10 days of your receipt of the Contract. You can cancel the Contract during the Free Look
Period by delivering or mailing the Contract to the Schwab Annuity Service Center. The cancellation is not effective unless we receive a notice which is postmarked before the end of the Free Look Period. If the Contract is returned, the Contract will be void from the start and the greater of: (a) Contributions received less surrenders, withdrawals and distributions, or (b) the Annuity Account Value less surrenders, withdrawals and distributions, will be refunded. These procedures may vary where required by state law. (See
"Application and Contributions," page ___.)

Allocation of the Initial Investment. Any initial Contribution allocated to an Investment Division (other than certain 1035 exchanges - see "Application and Contributions," page __) will be allocated to the Schwab
Money Market Portfolio until the next Transaction Date following the end of the Free Look Period. At that time, the Variable Account Value will be allocated to the Investment Divisions in accordance with your instructions. (See "Annuity Account Value," page __.) Your initial investment in the Guarantee Period Fund will be immediately allocated to the Guarantee Period(s) specified in the application.

Charges and Deductions Under the Contract. The Contract is a "no load" variable annuity and, as such, imposes no sales charges, redemption or withdrawal charges.

There is a Mortality and Expense Risk Charge at an effective annual rate of 0.85% of the value of the net assets in the Variable Account. A Contract Maintenance Charge of
$25 will be deducted annually from your
Annuity Account Value. There will be a transfer fee of $10 for each Transfer in excess of twelve Transfers per calendar year. (See "Charges and Deductions," page __.)

Depending on your state of residence, we may deduct a charge for Premium Tax from purchase payments or amounts withdrawn or at the Payment Commencement Date. (See
"Charges and Deductions," page __.)

The Market Value Adjustment may increase or decrease the value of a Guarantee Period if the Guarantee
Period is broken prior to the Guarantee Period Maturity Date. A negative adjustment may result in an effective interest rate lower than the stated rate of interest for the Guarantee Period and the Contractual
Guarantee of a Minimum Rate of Interest and the value of the Guarantee Period being less than
Contribution(s).  (See "Market Value Adjustment," page __.)

Switching Investments. You may switch Contributions among the Investment Divisions or Guarantee Period
Fund as often as you like with no immediate tax consequences. You may make a Transfer Request to the Schwab Annuity Service Center. A transfer fee may apply. (See "Charges and Deductions," page __.)
Amounts Transferred out of a Guarantee Period prior to the Guarantee Period Maturity Date may be subject to a Market Value Adjustment. (See "Market Value Adjustment," page __.)

Full and Partial Withdrawals. You may withdraw all or part of your Annuity Account Value before the earlier of the annuity commencement date you selected or the Annuitant's or Owner's death. Withdrawals may be taxable and if made prior to age 59 1/2 may be subject to a 10% penalty tax. Withdrawals of amounts allocated to a Guarantee Period prior to the Guarantee Period Maturity Date may be subject to Market Value
Adjustment. (See "Market Value Adjustment," page __.) The minimum partial withdrawal prior to the Market
Value Adjustment is $500. There is no limit on the number of withdrawals made. The Company may delay payment of withdrawals from your Variable Sub-Accounts by up to 7 days and may delay withdrawals from the Guarantee Period Fund by up to 6 months. (See "Cash Withdrawals," page __.)

Annuity Options. Beginning on the first day of the month immediately following the annuity commencement date you select, you may elect to receive annuity payments on a fixed or variable basis. (The default date is the first day of the month that the Annuitant attains age 91.)
 A wide range of annuity options are available to provide flexibility in choosing an annuity payment schedule that meets your particular needs. These annuity options include alternatives designed to provide payments for life (for either a single or joint life), with or without a guaranteed minimum number of payments. (See "Payment Options," page __.)

Death Benefit. The amount of the death benefit, if payable before annuity payments commence, will be the greater of (a) the Annuity Account Value with a Market Value Adjustment, if applicable, as of the date a Request for payment is received, less Premium Tax, if any; or (b) the sum of Contributions paid, less partial withdrawals and Periodic Withdrawals, less charges deducted under the Contract, if any, less Premium Tax, if any. (See "Death Benefit," page __.)

Customer Service. Schwab's professional representatives are available toll-free to assist you. If you have any questions about your Contract, please telephone the Schwab Annuity Service Center (800-838-0650) or write to the Schwab Annuity Service Center at P.O. Box 7666, San Francisco, California 94120-7666. All inquiries should include the Contract number and the Owner's name. As a Contract Owner you will receive periodic statements confirming any transactions relating to your Contract, as well as a quarterly statement and an annual report.

                    VARIABLE ANNUITY FEE TABLE

     The purpose of this table and the examples that follow is to assist you in understanding the various costs and expenses that you will bear directly or indirectly when investing in the Contract. The table and examples reflect expenses related to the Investment Divisions as well as of the Eligible Funds. The table assumes that the entire Annuity Account Value is allocated to one or more Investment Divisions. The information set forth should be considered together with the narrative provided under the heading "Charges and Deductions," page __ of this Prospectus, and with the Funds' prospectuses. In addition to the expenses listed below, Premium Tax may be applicable.


Contract Owner Transaction Expenses

          Sales Load                                   None
          Surrender Fee                                None
          Transfer Fee (First 12 Per Year)             None
          Annual Contract Maintenance Charge           $25.00

Investment Division Annual Expenses1
(as a percentage of average Variable
Account assets)

          Mortality and Expense Risk Charge            0.85%
          Administrative Expense Charge                0.00%
          Other Fees and Expenses of the Variable Account0.00%
          Total Investment Division Annual Expenses    0.85%

                 Eligible Fund Annual Expenses (1)
(as a percentage of Eligible Fund net assets, after expenses reimbursements)

                                                         Total
                            Management Other     12b-1   Eligible
                            Fees       Expenses  Fees    Fund
                                                         Expenses

      Portfolio

     Alger American Growth Portfolio.75%.04%    0%      .79%
     Alger American Small
       Capitalization Portfolio.85%  .03%       0%      .88%
     American Century VP Capital Appreciation1.00%  0%0%1.00%
     American Century VP International1.50%  0% 0%     1.50%
     Berger IPT-Small Company Growth Fund   .0%1.15%0%    1.15%
     Federated American Leaders Fund II.53%.32%  0%     .85%
     Federated Fund for U.S. Government Securities II.0%.80%0%.80%
     Federated Utility Fund II.24%   .61%        0%     .85%
     INVESCO VIF-High Yield Portfolio.60%.27%   0%      .87%
     INVESCO VIF-Industrial Income Portfolio.75%.20%0%  .95%
     INVESCO VIF-Total Return Portfolio.75%.19% 0%      .94%
     Janus Aspen Aggressive
        Growth Portfolio   .72%      .04%       0%      .76%
     Janus Aspen Growth Portfolio.65%.04%       0%      .69%
     Janus Aspen Worldwide
       Growth Portfolio    .66%      .14%       0%      .80%
     Lexington Emerging Markets Fund.85%.90%    0%     1.75%
     Montgomery Variable Series: Growth Fund .00%.01%0% .01% Montgomery Variable Series:
       International Small Cap Fund1.25%.25%    0%     1.50%
     SAFECO RST Equity Portfolio  .70%  .02%       0%      .72%
     Schwab Asset Director -
       High Growth Portfolio.60%     .15%       0%      .75%
     Schwab Money Market Portfolio.44%.06%      0%      .50%
     Schwab S&P 500 Portfolio.20%    .15%       0%      .35%
     SteinRoe Capital Appreciation Fund.50%.26% 0%      .76%
     Strong Discovery Fund II1.00%   .31%       0%     1.31%
     Van Eck Worldwide Hard Assets Fund.90%.18% 0%     1.08%

_________________________________

(1) The figures given above reflect the amounts deducted before expense offset arrangements, if any, from the Eligible Funds during 1996.
From time to time, an Eligible Fund's investment adviser, in its sole discretion, may waive all or part of its fees and/or voluntarily assume certain expenses. For a more complete description of the Eligible Funds' fees and expenses, see the Eligible Funds' prospectuses. As of the date of this Prospectus, certain fees are being waived or expenses are being assumed, in each case on a voluntary basis. Without such waivers or reimbursements, the total Eligible Fund annual expenses that would have been incurred for the last completed fiscal year would be: 8.57% for Berger IPT-Small Company Growth Fund; 1.07% for Federated American Leaders Fund II; 1.81% for Federated Fund
for U.S. Government Securities II; 1.32% for INVESCO VIF-High Yield Portfolio; 1.19% for INVESCO VIF-Industrial Income Portfolio; 1.30% for INVESCO VIF-Total Return Portfolio; .83% for Janus Aspen Aggressive Growth Portfolio; .83% for Janus Aspen Growth Portfolio;
 .91%
for Janus Aspen Worldwide Growth Portfolio; 4.09% for Lexington Emerging Markets Fund; 6.98% for Montgomery Variable Series: Growth Fund; and 1.02% for Schwab Money Market Portfolio. See the Eligible Funds' prospectuses for a discussion of fee waiver and expense reimbursements.
                            Examples(1)

If you retain, annuitize, or surrender the Contract at the end of the applicable time period, you would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return on assets:


Investment Divisions               1 Year       3 Years

Alger American Growth Portfolio    $ 8.26        $27.11
Alger American Small
  Capitalization Portfolio         $ 9.20        $30.16
American Century VP Capital Appreciation$10.45   $34.21
American Century VP International  $15.63        $50.93
Berger IPT-Small Company Growth Fund$12.00       $39.25
Federated American Leaders Fund II $ 8.89        $29.14
Federated Fund for U.S. Government Securities II$ 8.37$27.45
Federated Utility Fund II          $ 8.89        $29.14
INVESCO VIF-High Yield Portfolio   $ 9.09        $29.82
INVESCO VIF-Industrial Income Portfolio$ 9.93    $32.52
INVESCO VIF-Total Return Portfolio $ 9.82        $32.19
Janus Aspen Aggressive
   Growth Portfolio                $ 7.95        $26.09
Janus Aspen Growth Portfolio       $ 7.22        $23.71
Janus Aspen Worldwide
  Growth Portfolio                 $ 8.37        $27.45
Lexington Emerging Markets Fund    $18.21        $59.20
Montgomery Variable Series: Growth Fund$ 0.10    $ 0.35
Montgomery Variable Series:
  International Small-Cap Fund     $15.63        $50.93
SAFECO RST Equity Portfolio        $ 7.53        $24.73
Schwab Asset Director -
  High Growth Portfolio            $ 7.84        $25.75
Schwab Money Market Portfolio      $ 5.24        $17.23
Schwab S&P 500 Portfolio           $ 3.67        $12.09
SteinRoe Capital Appreciation Fund $ 7.95        $26.09
Strong Discovery Fund II           $13.66        $44.61
Van Eck Worldwide Hard Assets Fund $11.28        $36.90



THESE EXAMPLES SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES.
ACTUAL EXPENSES PAID MAY BE GREATER OR LESS THAN THOSE SHOWN,
SUBJECT TO THE
GUARANTEES IN THE CONTRACT.

These examples assume that no premium taxes have been assessed
(although premium taxes may be
applicable - see "Premium Tax," page __).

(1) The Eligible Fund Annual Expenses and these examples are based on data provided by the Eligible
Funds. The Company has no reason to doubt the accuracy or completeness of that data, but the Company has not verified the Eligible Funds' figures. In preparing the Eligible Fund Expense table and the Examples above, the Company has relied on the figures provided by the Eligible Funds.

___________________________________________________________________

        FIRST GREAT-WEST LIFE  & ANNUITY INSURANCE COMPANY
                      AND THE SERIES ACCOUNT
___________________________________________________________________

First Great-West Life & Annuity Insurance Company  ("First GWL&A")

     The Company is a stock life insurance company organized under the laws of the state of New York.
First GWL&A was incorporated on April 9, 1996 and is a wholly owned subsidiary of Great-West Life &
Annuity Insurance Company ("Great-West"). First GWL&A commenced operations upon receipt of its certificate of authority from the Superintendent of Insurance of
New York on          , 1997.

     First GWL&A is principally engaged in the sale of life insurance, accident and health insurance and annuities. It is admitted to do business in the states of New York and Iowa.

     Great-West is a wholly-owned subsidiary of The Great-West Life Assurance Company ("GWL"). GWL is a subsidiary of Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is in turn a subsidiary of Power Financial Corporation, a financial services company.
Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation. Mr. Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.

The Series Account

     The Variable Annuity-1 Series Account ("Series Account") was established by the Company on
January 15, 1997 as a separate account under the laws of the State of New York. The Series Account is registered with the Securities and Exchange Commission ("Commission") under the Investment Company
Act of 1940, as amended ("1940 Act"), as a unit investment trust. The Series Account meets the definition of a "separate account" under the federal securities laws. However, such registration does not involve supervision of the management of the Series Account or the Company by the Commission.

     The Company does not guarantee the investment performance of the Series Account. The portion of the Annuity Account Value attributable to the Series
Account and the amount of variable
annuity payments depend on the investment performance of the Eligible Funds. Thus, the Contract
Owner bears the full investment risk for all Contributions allocated to the Series Account.

     The Series Account is administered and accounted for as part of the general business of the Company; but the income, capital gains, or capital losses of each Investment Division are credited to or charged against the assets held in that Investment Division in accordance with the terms of the Contract, without regard to other income, capital gains or capital losses of any other Investment Division or arising out of any other business the Company may conduct. Under New York law, the assets of the Series
Account are not chargeable with liabilities arising out of any other business the Company may conduct.
Nevertheless, all obligations arising under the Contracts are generally corporate obligations of the
Company.

     The Series Account currently has twenty-four Investment Divisions available for allocation of
Contributions. If, in the future, the Company determines that marketing needs and investment conditions warrant, it may establish additional Investment Divisions which will be made available to Owners to the extent and on a basis to be determined by the Company, (See "Addition, Deletion, or Substitution").
Each Investment Division invests in shares of an Eligible Fund, each having a specific investment objective.

___________________________________________________________________

                        THE ELIGIBLE FUNDS
___________________________________________________________________

     The Eligible Funds described below are offered exclusively for use as funding vehicles for insurance products and, consequently, are not publicly available mutual funds. Each Eligible Fund has separate investment objectives and policies. As a result, each Eligible Fund operates as a separate investment portfolio and the investment performance of one Eligible Fund has no effect on the investment performance of any other Eligible Fund. See the Eligible Funds' prospectuses for more information.

The Alger American Fund

     Alger American Small Capitalization Portfolio: Seeks long-term capital appreciation by investing at least 65% of its total assets, except during temporary defensive periods, in equity securities of companies that, at the time of purchase, have total market capitalization within the range of companies included in the Russell 2000 Growth Index ("Russell Index") or the S&P SmallCap 600
     Index ("S&P Index"), updated quarterly. Both indexes are broad indexes of small capitalization stocks. As of March 31, 1997, the range of market capitalization of the companies in the Russell
     Index was $10 million to $1.94 billion; the range of market capitalization of the companies in the
     S&P Index at that date was $32 million to $2.579 billion. The combined range as of that date was
     $10 million to $2.579 billion. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside this combined range, and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

     Alger American Growth Portfolio: Seeks long-term capital appreciation by investment of at least
     65% of its total assets, except during temporary defensive periods, in equity securities of companies that, at the time of purchase of the securities, have total market capitalization of $1 billion or greater. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization of less than $1 billion.

American Century Variable Portfolios, Inc.

     American Century VP Capital Appreciation: Seeks capital growth by investing in common stocks (including securities convertible into common stocks and other equity equivalents) and other securities that meet certain fundamental and technical standards of selection and have, in the opinion of the investment manager, better-than-average potential for appreciation. The
     Portfolio's investment manager intends to stay fully invested in such securities, regardless of the movement of stock prices generally.

     American Century VP International: Seeks capital growth by investing primarily in an internationally diversified portfolio of securities of foreign companies that meet certain fundamental and technical standards of selection and have, in the opinion of the investment manager, potential for capital appreciation. The Portfolio will invest primarily in common stocks
     (defined to include depository receipts for common stock and other equity equivalents) of such companies. Investment in securities for foreign issues typically involves a greater degree of risk than an investment in domestic securities.

Berger Institutional Products Trust

     Berger IPT-Small Company Growth Fund: Seeks capital appreciation by investing primarily in equity securities (including common and preferred stocks, convertible debt securities and other securities having equity features) of small growth companies with market capitalization of less than $1 billion at the time of initial purchase.

Federated Insurance Series

     Federated American Leaders Fund II: Seeks to achieve long-term growth of capital as a primary objective and seeks to provide income as a secondary objective through investment of at least 65
     % of its total assets (under normal circumstances) in common stocks of "blue chip" companies.

     Federated Fund for U.S. Government Securities II: Seeks to provide current income through investment of at least 65% of its total assets in securities which are primary or direct obligations of the U.S. government or its agencies or instrumentalities or which are guaranteed as to principal and interest by the U.S. government, its agencies, or instrumentalities and in certain collateralized mortgage obligations, and repurchase agreements.

     Federated Utility Fund II: Seeks to provide high current income and moderate capital appreciation by investing in a professionally-managed, diversified portfolio of utility company equity and debt securities.

INVESCO Variable Investment Funds, Inc.

     INVESCO VIF-Industrial Income Portfolio: Seeks the best possible current income while following sound investment practices. Capital growth potential is an additional consideration in the selection of portfolio securities. The Portfolio normally invests at least 65% of its total assets in dividend-paying common stocks. Up to 10% of the Portfolio's total assets may be invested in equity securities that do not pay regular dividends. The remaining assets are invested in other income-producing securities such as corporate bonds.  The
Portfolio also has the flexibility to
     invest in other types of securities.

     INVESCO VIF-Total Return Portfolio: Seeks a high total return on investment through capital appreciation and current income. The Total Return Portfolio seeks to achieve its investment objective by investing in a combination of equity securities (consisting of common stocks and, to a lesser degree, securities convertible into common stock) and fixed income securities.

     INVESCO VIF-High Yield Portfolio: Seeks a high level of current income by investing substantially all of its assets in lower rated bonds and other debt securities and in preferred stock. These bonds and other securities are sometimes referred to as "junk bonds." The High
     Yield Portfolio pursues its investment objective through investment in a variety of long-term, intermediate-term, and short-term bonds. Potential capital appreciation is a factor in the selection of investments, but is secondary to the Portfolio's primary objective.

Janus Aspen Series

     Janus Aspen Aggressive Growth Portfolio: Seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio normally invests at least 50% of its equity assets in securities issued by medium-sized companies. Medium-sized companies are those whose market capitalizations fall within the range of companies in the S&P MidCap 400 Index (the
     "MidCap Index"). Companies whose capitalization falls outside this range after the Portfolio's initial purchase continue to be considered medium-sized companies for the purpose of this policy. As of December 30, 1996, the MidCap Index included companies with capitalizations between approximately $192 million to $6.5 billion. The range of the MidCap Index is expected to change on a regular basis. Subject to the above policy, the Portfolio may also invest in smaller or larger issuers.

     Janus Aspen Growth Portfolio: Seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio pursues its objective by investing in common stocks of companies of any size. This Portfolio generally invests in larger, more established issuers.

     Janus Aspen Worldwide Growth Portfolio: Seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio pursues its objective primarily through investments in common stocks of foreign and domestic issuers. The Portfolio has the flexibility to invest on a worldwide basis in companies and organizations of any size, regardless of country of organization or place of principal business activity. The Portfolio normally invests in issuers from at least five different countries, including the United States; however, it may at times invest in fewer than five countries or even a single country.

Lexington Emerging Markets Fund, Inc.

     Lexington Emerging Markets Fund: Seeks long term growth of capital primarily through investment in equity securities of companies domiciled in, or doing business in emerging countries and emerging markets. For purposes of its investment objective, the Fund considers emerging country equity securities to be any country whose economy and market the World Bank or United Nations considers to be emerging or developing. The Fund may also invest in equity securities and equivalents traded in any market of companies that derive 50% or more of their total revenue from either goods or services produced in such emerging countries or markets or sales made in such countries.

Montgomery Variable Series

     Montgomery Growth Fund: Seeks capital appreciation by investing at least 65% of its total assets (under normal conditions) in the equity securities of domestic corporations. In addition to capital appreciation, this Fund emphasizes value. While the Fund emphasizes investments in common stock, it also invests in other types of equity securities (including options on equity securities, warrants and futures contracts on equity securities). The Fund may invest up to 35%
     of its total assets in debt securities rated within the three highest grades of S&P, Moody's or
     Fitch, or unrated debt securities deemed to be of comparable quality by its portfolio manager using guidelines approved by the Board of Trustees.

     Montgomery International Small Cap Fund: Seeks capital appreciation by investing at least
     65% of its total assets (under normal conditions) in equity securities of companies outside the
     United States having total market capitalizations of less than $1 billion, sound fundamental values and potential for long-term growth at a reasonable price. The Fund generally invests the remaining 35% of its total assets in a similar manner but may invest those assets in companies having market capitalizations of $1 billion or more, or in debt securities, including up to 5% of its total assets in debt securities rated below investment grade.

SAFECO Resource Series Trust

     SAFECO RST Equity Portfolio: Seeks long-term growth of capital and reasonable current income. The Portfolio ordinarily invests principally in common stocks or securities convertible into common stocks.

Schwab Annuity Portfolios

     Schwab Money Market Portfolio: Seeks maximum current income consistent with liquidity and stability of capital. It seeks to achieve its objective by investing in short-term money market instruments. This Portfolio is neither insured nor guaranteed by the United States Government and there can be no assurance that it will be able to maintain a stable net asset value of $1.00 per share.

     Schwab Asset Director-High Growth Portfolio: seeks to provide high capital growth with less volatility than an all stock portfolio. The High Growth Fund seeks to meet its investment objective by investing in a mix of stocks, bonds, and cash equivalents.

     Schwab S&P 500 Portfolio: seeks to track the price and dividend performance (total return) of common stocks of U.S. companies, as represented in the Standard & Poor's Composite Index of
     500 stocks (the "Index"). The S&P 500 Fund invests primarily in the common stocks of companies composing the Index.


SteinRoe Variable Investment Trust

     SteinRoe Capital Appreciation Fund: Seeks capital growth by investing primarily in common stocks, convertible securities, and other securities selected for prospective capital growth.

Strong Discovery Fund II, Inc.

     Strong Discovery Fund II: Seeks capital growth. The Fund invests in securities that the Fund's investment adviser believes represent attractive growth opportunities. The Fund normally emphasizes equity investments, although it has the flexibility to invest in any security the Fund's investment adviser believes has the potential for capital appreciation.

Van Eck Worldwide Insurance Trust

     Van Eck Worldwide Hard Assets Fund: Seeks long-term capital appreciation by investing in
     Hard Asset securities; i.e., commodities or securities of firms involved (directly or indirectly) in the following areas: precious metals, ferrous and non-ferrous metals, energy, real estate, and other non-agricultural commodities. The Fund seeks opportunities in all the global stock, bond, and commodity markets, including domestic markets. Current income is not an investment objective.

     The two Alger American Funds are advised by Fred Alger Management, Inc. of New York, New
York. The two American Century Variable Portfolios, Inc., are advised by American Century Investment
Management of Kansas City, Missouri, advisers to the American Century family of mutual funds. The
Berger IPT-Small Company Growth Fund is advised by Berger Associates of Denver, Colorado. The three
Federated Insurance Series Portfolios are advised by Federated Advisers of Pittsburgh, Pennsylvania.
The three INVESCO Variable Investment Funds, Inc., Portfolios are advised by INVESCO Funds Group,
Inc., of Denver, Colorado. INVESCO Trust Company is the sub-adviser for the INVESCO VIF-Industrial
Income Portfolio. The three Janus Aspen Series Portfolios are advised by Janus Capital Corporation of Denver, Colorado. The Lexington Emerging Markets Fund is advised by Lexington Management
Corporation of Saddle Brook, New Jersey. The two Montgomery Variable Series Funds are advised by Montgomery Asset Management, L.P. of San Francisco, California. The SAFECO RST Equity Portfolio is advised by SAFECO Asset Management Company of Seattle, Washington. The three Schwab Annuity
Portfolios are advised by Charles Schwab Investment Management, Inc., of San Francisco, California.
The SteinRoe Capital Appreciation Fund is advised by Stein Roe & Farnham Incorporated of Chicago,
Illinois. Strong Discovery Fund II is advised by Strong Capital Management, Inc. of Milwaukee, Wisconsin.
The Van Eck Worldwide Hard Assets Fund is advised by Van Eck Associates Corporation of New York,
New York.

                                ***

     Meeting investment objectives depends on various factors, including, but not limited to, how well the Eligible Fund managers anticipate changing economic and market conditions. THERE IS NO
ASSURANCE THAT ANY OF THESE ELIGIBLE FUNDS WILL ACHIEVE THEIR
STATED OBJECTIVES.

     The Contracts are not deposits of, or guaranteed or endorsed by, any bank, nor are the Contracts federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. The Contracts involve certain investment risks, including possible loss of principal.

     Each Eligible Fund is registered with the Commission as an open-end management investment company or portfolio thereof. The Commission does not supervise the management or the investment practices and policies of any of the Eligible Funds.

     Since some of the Eligible Funds are available to registered separate accounts of other insurance companies offering variable annuity and variable life products, there is a possibility that a material conflict may arise between the interests of the Series Account and one or more other separate accounts investing in the Eligible Funds. In the event of a material conflict, the affected insurance companies are required to take any necessary steps to resolve the matter, including stopping their separate accounts from investing in the Eligible Funds. See the Eligible Funds' prospectuses for more details.

     Additional information concerning the investment objectives and policies of all of the Eligible
Funds and the investment advisory services and administrative services and charges can be found in the current prospectuses for the Eligible Funds, which can be obtained by calling the Schwab Annuity
Service Center at 800-838-0650, or by writing to Schwab Annuity Service Center, P.O. Box 7666, San
Francisco, California 94120-7666. The Eligible Funds' prospectuses should be read carefully before any decision is made concerning the allocation of Contributions to, or Transfers among, the
Investment Divisions.

Addition, Deletion, or Substitution

     The Company does not control the Eligible Funds and cannot guarantee that any of the Eligible
Funds will always be available for allocation of Contributions or Transfers. The Company retains the right to make changes in the Series Account and in its investments.

Currently, Schwab must approve
certain changes.

     First GWL&A and Schwab reserve the right to eliminate the shares of any Eligible Fund held by an Investment Division and to substitute shares of another Eligible Fund or of another investment company, for the shares of any Eligible Fund, if the shares of the Eligible Fund are no longer available for investment or if, in First GWL&A's or Schwab's judgment, investment in any Eligible Fund would be inappropriate in view of the purposes of the Series Account. To the extent required by the 1940 Act, a substitution of shares attributable to the Owner's interest in an Investment Division will not be made without prior notice to the Owners and the prior approval of the Commission. Nothing contained herein shall prevent the Series Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable policies on the basis of Requests made by you.

     New Investment Divisions may be established when, in our discretion, marketing, tax, investment or other conditions so warrant. Any new Investment Divisions will be made available to Owners on a basis to be determined by us. Each additional Investment Division will purchase shares in a Eligible
Fund or in another mutual fund or investment vehicle. We may also eliminate one or more Investment
Divisions if, in our sole discretion, marketing, tax, investment or other conditions so warrant. In the event any Investment Division is eliminated, we will notify the Owners and request a re-allocation of the amounts invested in the eliminated Investment Division.

     In the event of any such substitution or change, we may make such changes to your Contract as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the Contracts, the Series Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under such Act in the event such registration is no longer required, or may be combined with one or more other separate accounts. Such changes will be made in compliance with applicable law.

___________________________________________________________________

                     THE GUARANTEE PERIOD FUND
___________________________________________________________________

Guarantee Period Fund

     Amounts allocated to the Guarantee Period Fund under the Contract will be deposited to, and accounted for, in a non-unitized market value separate account established by the Company under
Section 4240 of the New York Insurance Code and in accordance with New York Regulation 128. These amounts accordingly, are not part of the Series Account. A non-unitized market value separate account is a separate account in which the Owner does not participate in the performance of the assets through unit values. Therefore, Owners allocating Contributions do not receive a unit ownership of assets accounted for in this separate account. The assets accrue solely to the benefit of the Company and any gain or loss in the separate account is borne entirely by the Company. For amounts allocated to the Guarantee Period Fund, Owners will receive the Contract guarantees made by the Company.

     Contributions allocated to or amounts transferred to the Guarantee Period Fund will establish a new Guarantee Period of a duration selected by the Owner from those currently being offered by the
Company. Every Guarantee Period offered by the Company will have a time interval of at least one year.
Contributions allocated to the Guarantee Period Fund will be credited on the Transaction Date.

     Each Guarantee Period will have its own stated rate of interest and Guarantee Period Maturity
Date. The stated rate of interest applicable to a Guarantee Period will depend on the date the Guarantee
Period is established and the duration chosen by the Owner.

     As of the date of this Prospectus, Guarantee Periods with annual time intervals of 1 to 10 years are offered. The Guarantee Periods may be changed in the future;
however, any such modification will
not have an impact on any Guarantee Period then in effect.

     The value of amounts in each Guarantee Period is the Owner's Contributions, less Premium Tax, if any, in that Guarantee Period, plus interest earned, less amounts distributed, withdrawn (in whole or in part), Transferred or applied to an annuity option, periodic withdrawals, and charges deducted under the Contract. If a Guarantee Period is broken, a Market Value Adjustment may be assessed. Any such amount withdrawn or Transferred from a Guarantee Period will be paid in accordance with the MVA formula (See "Market Value Adjustment," page __.)

Investments

     The Company intends to invest in assets which, in the aggregate, have characteristics, especially cash flow patterns, reasonably related to the characteristics of its liabilities. Various techniques will be used to achieve the objective of close aggregate matching of assets and liabilities. The Company will primarily invest in investment-grade fixed income securities including:

          Securities issued by the U.S. Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. Government.

          Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investment Services, Inc.
(Aaa, Aa, A or Baa), Standard &
     Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service.

          Other debt instruments, including, but not limited to, issues of banks or bank holding companies and of corporations, which obligations, although not rated by Moody's, Standard &
     Poor's, or other nationally recognized rating firms, are deemed by the Company's management to have an investment quality comparable to securities which may be purchased as stated above.

          Commercial paper, cash or cash equivalents, and other short-term investments having a maturity of less than one year which are considered by the Company's management to have investment quality comparable to securities which may be purchased as stated above.

     In addition, the Company may invest in futures and options. Financial futures and related options thereon and options on securities are purchased solely for non-speculative hedging purposes. The
Company may sell a futures contract or purchase a put option on futures or securities to protect the value of securities held in or to be sold for the general account or the non-unitized separate account in the event the securities prices are anticipated to decline. Similarly, if securities prices are expected to rise, the Company may purchase a futures contract or a call option thereon against anticipated positive cash flow or may purchase options on securities.

     WHILE THE FOREGOING GENERALLY DESCRIBES THE INVESTMENT
STRATEGY FOR THE
GUARANTEE PERIOD FUND, THE COMPANY IS NOT OBLIGATED TO INVEST THE
ASSETS
ATTRIBUTABLE TO THE GUARANTEE PERIOD FUND ACCORDING TO ANY
PARTICULAR
STRATEGY, EXCEPT AS MAY BE REQUIRED BY NEW YORK AND OTHER STATE
INSURANCE
LAWS, NOR WILL THE STATED RATE OF INTEREST THAT THE COMPANY
ESTABLISHES
NECESSARILY RELATE TO THE PERFORMANCE OF THE NON-UNITIZED MARKET
VALUE
SEPARATE ACCOUNT.
Subsequent Guarantee Periods

     Prior to the date annuity payments commence, you may invest the value of amounts held in a maturing Guarantee Period in any Guarantee Period that we offer at that time. On the quarterly statement issued prior to the end of any Guarantee Period, we will notify you of the upcoming maturity of a Guarantee Period. THE GUARANTEE PERIOD AVAILABLE FOR NEW CONTRIBUTIONS MAY BE
CHANGED AT ANY TIME, INCLUDING BETWEEN THE DATE OF NOTIFICATION OF
A MATURING
GUARANTEE PERIOD AND THE DATE A SUBSEQUENT GUARANTEE PERIOD BEGINS.

Information
regarding the current Guarantee Periods then available and their stated rate of interest may be obtained by calling the Schwab Annuity Service Center at:

                          1-800-838-0650.

     If the Company receives no direction from the Contract Owner by the Guarantee Period Maturity
Date, the Company will automatically allocate the amount from the maturing Guarantee Period to a
Guarantee Period equal in duration to the one just ended. If at that time, the duration previously chosen is no longer available, the amount will be allocated to the next shortest available Guarantee Period duration. If none of the above is available, the value of matured Guarantee Periods will be allocated to the Schwab Money Market Investment Division. In any event, a Guarantee Period will not renew for a term equal in duration to the one just ended if the Guarantee Period will mature after the Payment
Commencement Date. No Guarantee Period may mature later than six months after a Payment
Commencement Date. For example, if a 3-year Guarantee Period matures and the Payment
Commencement Date begins 1 3/4 years from the Guarantee Period Maturity Date, the matured value will be transferred to a 2-year Guarantee Period.

Breaking A Guarantee Period

     Any Transfer, withdrawal or the selection of an annuity option prior to the Guarantee Period
Maturity Date will be known as breaking a Guarantee Period. When a Request to break a Guarantee
Period is received, the Guarantee Period that is closest to the Guarantee Period Maturity Date will be broken first. If a Guarantee Period is broken, a Market Value Adjustment may be assessed. The Market
Value Adjustment may increase or decrease the value of the amount Transferred or withdrawn from the
Guarantee Period Fund. The Market Value Adjustment may reduce the value of amounts held in a Guarantee Period below the amount of your Contribution(s) allocated to that Guarantee Period. (See
"Market Value Adjustment," page __.)

Interest Rates

     Declared rates are effective annual rates of interest. The rate is guaranteed throughout the
Guarantee Period.  FOR GUARANTEE PERIODS NOT YET IN EFFECT,  FIRST
GWL&A MAY DECLARE
INTEREST RATES DIFFERENT THAN THOSE CURRENTLY IN EFFECT. When a subsequent Guarantee
Period begins, the rate applied will not be less than the rate then applicable to new Contracts of the same type with the same Guarantee Period.

     The stated rate of interest must be at least equal to the Contractual Guarantee of a Minimum
Rate of Interest.  The Company may declare higher rates.  The
Contractual Guarantee of a Minimum Rate
of Interest is based on the applicable state standard non-forfeiture law which is currently 3% for the Contract.

     The determination of the stated rate of interest is influenced by, but does not necessarily correspond to, interest rates available on fixed income investments which the Company may acquire using funds deposited into the Guarantee Period Fund. In addition, the Company will consider other items in determining the stated rate of interest including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, and competitive factors.

Market Value Adjustment

     Distributions from the amounts allocated to a Guarantee Period due to a full surrender or partial withdrawal, Transfer, application of amounts to the periodic withdrawal option or to purchase an annuity, or distributions resulting from the death of the Owner or Annuitant prior to a Guarantee Period Maturity
Date will be subject to a Market Value Adjustment ("MVA"). An MVA may increase or decrease the amount payable on one of the above described distributions. Amount available for a full surrender, partial withdrawal or Transfer = amount Requested + MVA. The MVA is calculated by multiplying the amount Requested by the Market Value Adjustment Factor ("MVAF").

     The MVA reflects the relationship as of the time of its calculation between (a) the U.S. Treasury
Strip ask side yield as published in the Wall Street Journal on the last business day of the week prior to the date the stated rate of interest was established for the Guarantee Period; and (b) the U.S. Treasury
Strip ask side yield as published in the Wall Street Journal on the last business day of the week prior to the week the Guarantee Period is broken. There would be a downward adjustment if Treasury rates at the time the Guarantee Period is broken, exceed Treasury rates when the Guarantee Period was created.
There would be an upward adjustment if Treasury rates at the time the Guarantee Period is broken, are lower than when the Guarantee Period was created. The MVA factor is the same for all Contracts.

1.   The formula used to determine the MVA is:

          MVA = (amount applied) X (MVAF)

          The Market Value Adjustment Factor (MVAF) is:

          MVAF = {[(1 + i)/(1 + j)] N/12} - 1

     where:

          a) i is the U.S. Treasury Strip ask side yield as published in the Wall Street Journal on the last business day of the week prior to the date the stated rate of interest was established for the Guarantee Period. The term of i is measured in years and equals the term of the Guarantee Period;

          b) j is the U.S. Treasury Strip ask side yield as published in the Wall Street Journal on the last business day of the week prior to the week the Guarantee Period is broken.
          The term of j equals the remaining term to maturity of the Guarantee Period, rounded up to the higher number of years; and

          c) N is the number of complete months remaining until maturity.

     If N is less than 6, the MVA will equal 0.

2. The Market Value Adjustment will apply to any Guarantee Period six or more months prior to the Guarantee Period Maturity Date in each of the following situations:

          a) Transfer to another Guarantee Period or to an Investment Division offered under this Contract; or

          b) Surrenders, partial withdrawals, annuitization or Periodic Withdrawals; or

          c) A single sum payment upon death of the Owner or Annuitant.

3.   The Market Value Adjustment will not apply to any Guarantee
Period having fewer than six
months prior to the Guarantee Period Maturity Date in each of the following situations:

          a) Transfer to an Investment Division offered under this Contract; or

          b) Surrenders, partial withdrawals, annuitization or Periodic Withdrawals.

          c) A single sum payment upon death of the Owner or Annuitant.


See Appendix A for Illustrations of the MVA.

___________________________________________________________________

                   APPLICATION AND CONTRIBUTIONS
___________________________________________________________________

Contributions

     All Contributions may be paid at the Schwab Annuity Service
Center by a check payable to the
Company or by transfer to the Company of available funds from your Schwab account.

     The initial Contribution for the Contract must be at least $5,000 (or $2,000 if for an IRA).
Subsequent Contributions must be at least $500. This minimum initial investment may be reduced to $1,000, but only if you participate in an Automatic Contribution Plan and contribute at least $100 per month through a recurring deposit. A confirmation will be issued to you upon the acceptance of each Contribution.

     Your Contract will be issued and your Contribution generally will be accepted and credited within two business days after receipt of an acceptable application and receipt of the initial Contribution at the Schwab Annuity Service Center. All Contributions should be paid to the Schwab Annuity Service Center by check (payable to First GWL&A) or by instructing Schwab to transfer to First GWL&A available funds from your account with Schwab. Acceptance is subject to there being sufficient information in a form acceptable to us and we reserve the right to reject any application or Contribution.

     The Schwab Annuity Service Center will process your application and Contributions. If your application is complete and your initial Contribution is being transferred from funds available in your Schwab account, then the Contribution will generally be credited within two business days following receipt of the application. If your application is incomplete, the Schwab Annuity Service Center will either complete the application from information Schwab has on file, or contact you for the additional information. No transfer of funds will be made from your Schwab account until your application is complete. The funds will be credited as Contributions to the Contract when they are transferred.

     If your Contribution is by check, and the application is complete, Schwab will use its best efforts to credit the Contribution on the day of receipt, but in all such cases it will be credited to your Contract within two business days of receipt. If your application is incomplete, the Schwab Annuity Service Center will complete the application from information Schwab has on file or contact you by telephone to obtain the required information. If your application remains incomplete for five business days, we will return to you both the check and the application unless you consent to our retaining the initial Contribution and crediting it as soon as the requirements are fulfilled.

     A Contract may be returned within ten days after receipt
("Free Look Period").  During the Free
Look Period, all contributions will be processed as follows:

     (1) Amounts to be allocated to one or more of the then available Guarantee Periods will be allocated as directed, effective upon the Transaction
Date.

     (2) Amounts the Owner has directed to be allocated to one or more of the Investment
          Divisions will first be allocated to the Schwab Money Market Investment Division until the next Transaction Date following the end of the Free Look Period. On that date, the
          Variable Account Value held in the Schwab Money Market Investment Division will be allocated to the Investment Divisions selected by the Owner.

     (3) During the Free Look Period, you may change the allocation percentages among the
          Investment Divisions and/or your selection of Investment Divisions to which Contributions will be allocated after the Free Look Period.

     (4) If the Contract is returned, the contract will be void from the start and the greater of:
          (a) Contributions received less surrenders, withdrawals and distributions, or (b) the
          Annuity Account Value less surrenders, withdrawals and distributions, will be refunded.
          Exercising the return privilege requires the return of the Contract to the Company or to the Schwab Annuity Service Center.

     Amounts the Owner has contributed from a 1035 exchange of the variable annuity issued by
Transamerica Occidental Life Insurance Company and First Transamerica Occidental Life Insurance
Company distributed by Charles Schwab & Co., Inc. (previously referred to as the Schwab Investment
Advantage Annuity Contract) will be immediately allocated to the Investment Divisions selected by the
Owner. If the Contract is returned, it will be void from the start and the greater of: (a) Contributions received less surrenders, withdrawals and distributions, or (b) the Annuity Account Value less surrenders, withdrawals and distributions, will be refunded.

     Additional Contributions may be made at any time prior to the Payment Commencement Date, as long as the Annuitant is living. Additional Contributions must be at least $500 or $100 per month if under an ACP. Additional Contributions will be credited within two days following receipt.

     Total Contributions may exceed $1,000,000 with our prior approval.

     The Company reserves the right to modify the limitations set forth in this section.

___________________________________________________________________

                       ANNUITY ACCOUNT VALUE
___________________________________________________________________

     Before the date annuity payments commence, your Annuity
Account Value is the sum of each
Variable and Fixed Sub-Account established under your Contract.

     Before the annuity commencement date, the Variable Account Value is the total dollar amount of all Accumulation Units under each of your Variable Sub-Accounts. Initially, the value of each
Accumulation Unit was set at $10.00. Each Variable Sub-Account's value prior to the Payment
Commencement Date is equal to: (a) net Contributions allocated to the corresponding Investment
Division; plus or minus (b) any increase or decrease in the value of the assets of the Variable Sub-
Account due to investment results; less (c) the daily Mortality and Expense Risk Charge; less (d) reductions for the Contract Maintenance Charge deducted on the last business day of each Contract
Year; less (e) any applicable Transfer Fees; and less (f) any withdrawals or Transfers from the Variable
Sub-Account.

     A Valuation Period is the period between successive Valuation Dates. It begins at the close of the New York Stock Exchange (generally 4:00 p.m. ET) on each Valuation Date and ends at the close of the New York Stock Exchange on the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for regular business. The value of an Investment Division's assets is determined at the end of each Valuation Date. To determine the value of an asset on a day that is not a Valuation Date, the value of that asset as of the end of the previous Valuation Date will be used.

     The Variable Account Value is expected to change from Valuation Period to Valuation Period, reflecting the investment experience of the selected Investment
Division(s) as well as the deductions for charges.

     Contributions which you allocate to an Investment Division are used to purchase Variable
Accumulation Units in the Investment Division(s) you select. The number of Accumulation Units to be credited will be determined by dividing the portion of each Contribution allocated to the Investment
Division by the value of an Accumulation Unit determined at the end of the Valuation Period during which the Contribution was received. In the case of the initial Contribution, Accumulation Units for that payment will be credited to the Variable Account Value (and, except for certain 1035 exchanges), held in the Schwab Money Market Investment Division until the end of the Free Look Period (see "Application and
Contributions," page __). In the case of any subsequent Contribution, Accumulation Units for that payment will be credited at the end of the Valuation Period during which we receive the Contribution.
The value of an Accumulation Unit for each Investment Division for a Valuation Period is established at the end of each Valuation Period and is calculated by multiplying the value of that unit at the end of the prior Valuation Period by the Investment Division's Net Investment Factor for the Valuation Period.

     Unlike a brokerage account, amounts held under a Contract are not covered by the Securities
Investor Protection Corporation ("SIPC") .

___________________________________________________________________

                             TRANSFERS
___________________________________________________________________

In General

     Prior to the Payment Commencement Date you may Transfer all or part of your Annuity Account
Value among and between the Investment Divisions and the available Guarantee Periods by sending a
Request to the Schwab Annuity Service Center. The Request must specify the amounts being
Transferred, the Investment Division(s) and/or Guarantee Period(s) from which the Transfer is to be made, and the Investment Division(s) and/or Guarantee Period(s) that will receive the Transfer.

     Currently, there is no limit on the number of Transfers you can make among the Investment
Divisions during any Contract Year. There is no charge for the first twelve Transfers each Contract Year, but there will be a charge of $10 for each additional Transfer in each Contract Year. We reserve the right to limit the number of Transfers you make. The charge will be deducted from the amount transferred. All
Transfers made on a single Transaction Date will be aggregated to count as only one Transfer toward the twelve free Transfers; however, if a one time rebalancing Transfer also occurs on the Transaction Date, it will be counted as a separate and additional Transfer.

     Transfers involving the Guarantee Period Fund (including Transfers to or from the Investment
Division(s)) are not limited during any calendar year. These Guarantee Period Fund Transfers are counted against your twelve free Transfer as discussed above. The $10 charge will apply to each Transfer made in excess of the first twelve Transfers each calendar year.

     A Transfer generally will be effective on the date the Request for Transfer is received by the Schwab Annuity Service Center if received before 4:00 p.m. Eastern Time. Under current law, there will not be any tax liability to you if you make a Transfer.

     Transfers involving the Investment Divisions will result in the purchase and/or cancellation of
Accumulation Units having a total value equal to the dollar amount being Transferred to or from a particular Investment Division. The purchase and/or cancellation of such units generally shall be made using the Variable Account Value as of the end of the Valuation Date on which the Transfer is effective.

     When a Transfer is made from amounts in a Guarantee Period before the Guarantee Period
Maturity Date, the amount Transferred may be subject to a Market Value Adjustment. (See "Market Value
Adjustment," page --.) A Request for Transfer from amounts in a Guarantee Period made prior to the Guarantee Period Maturity Date for Transfers on the Guarantee Period Maturity Date will not be counted for the purpose of determining any Transfer Fee on Transfers in excess of the twelve Transfers per year if these Transfers are to take place on the Guarantee Period Maturity Date.

Possible Restrictions

     We reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges at any time. For example, restrictions may be necessary to protect Owners from adverse impacts on portfolio management of large and/or numerous Transfers by market timers or others. We have determined that the movement of significant amounts from one Investment Division to another may prevent the underlying Eligible Fund from taking advantage of investment opportunities because the
Eligible Fund must maintain a significant cash position in order to handle redemptions. Such movement may also cause a substantial increase in Eligible Fund transaction costs which must be indirectly borne by Owners. Therefore, we reserve the right to require that all Transfer Requests be made by the Owner and not by an Owner's designee and to require that each Transfer Request be made by a separate communication to us. We also reserve the right to request that each Transfer Request be submitted in writing and be manually signed by the Owner; facsimile Transfer Requests may not be allowed.
Transfers among the Investment Divisions may also be subject to such terms and conditions as may be imposed by the Eligible Funds.

Custom Transfer: Dollar Cost Averaging (Automatic Transfers)

     The Owner may Request to automatically Transfer at regular intervals, predetermined amounts from one Investment Division selected from among those being allowed under this option (which may be modified by the Company from time to time) to any of the other
Investment Divisions.   The intervals
between Transfers may be monthly, quarterly, semi-annually or annually. The Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract. If there are insufficient funds in the applicable Variable Sub-Account on the date of Transfer, no Transfer will be made; however, Dollar Cost Averaging will resume once there are sufficient funds in the applicable
Variable Sub-Account. Dollar Cost Averaging will terminate automatically upon the annuity commencement date. Amounts transferred through Dollar Cost Averaging are not counted against the twelve free Transfers allowed in a calendar year.

     Automatic Transfers must meet the following conditions:

     1. The minimum amount that can be Transferred out of the selected Investment Division is $100 per month.

     2. The Owner must specify dollar amount to be Transferred, designate the Investment Division(s) to which the Transfer will be made and the percent to be allocated to such Investment Division(s). The
Accumulation Unit values will be determined on the Transfer Date.

     Dollar Cost Averaging may be used to purchase Accumulation Units of the Investment Divisions over a period of time. The Owner, by Request, may cease Dollar Cost Averaging at any time.
Participation in Dollar Cost Averaging does not, however, assure a greater profit, nor will it prevent or necessarily alleviate losses in a declining market. The Company reserves the right to modify, suspend or terminate Dollar Cost Averaging at any time.

Custom Transfer: Rebalancer Option

     The Owner may Request to automatically Transfer among the Investment Divisions on a periodic basis by electing the Rebalancer Option. This option automatically reallocates the Variable Account
Value to maintain a particular allocation among Investment
Divisions selected by the Owner. The amount allocated to each Investment Division will increase or decrease at different rates depending on the investment experience of the Investment Division.

     The Owner may Request that the rebalancing occur one time only, in which case the Transfer will take place on the Transaction Date of the Request. This Transfer will count as one Transfer towards the twelve free Transfers allowed in a calendar year. (See "Transfer
Fee," page __.)

     Rebalancing may also be set up on a quarterly, semiannual or annual basis, in which case the first Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. On the Transaction Date for the specified Request, assets will be automatically reallocated to the selected Investment Divisions. Rebalancing will continue on the same Transaction Date for subsequent periods. In order to participate in the Rebalancer Option, the entire Variable Account Value must be included. Transfers set up with these frequencies will not count against the twelve free Transfers allowed in a calendar year.

     The Owner must specify the percentage of Variable Account Value to be allocated to each Investment Division and the frequency of rebalancing. The Owner, by Request, may modify the allocations or cease the Rebalancer Option at any time. The Rebalancer Option will terminate automatically upon the Payment Commencement Date. Participation in the Rebalancer Option and Dollar
Cost Averaging at the same time is not allowed. Participation in the Rebalancer Option does not assure a greater profit, nor will it prevent or necessarily alleviate losses in a declining market. The Company reserves the right to modify, suspend, or terminate the Rebalancer Option at any time.

___________________________________________________________________

                         CASH WITHDRAWALS
___________________________________________________________________

Withdrawals

     You (the Owner) may withdraw from the Contract all or part of your Annuity Account Value at any time during the life of the Annuitant and prior to the date annuity payments commence by Request at the Schwab Annuity Service Center subject to the rules below. Federal or state laws, rules or regulations may apply. The amount payable to you if you surrender your Contract is your Annuity Account Value, with a Market Value Adjustment, if applicable, on the effective date of the surrender, and less any applicable Premium Tax. No withdrawals may be made after the date annuity payments commence.

     A Request for a partial withdrawal will result in a reduction in your Annuity Account Value equal to the sum of the dollar amount withdrawn. A Market Value Adjustment may apply. (See "Market Value
Adjustment," page __.) The partial withdrawal proceeds may be greater or less than the amount requested, depending on the effect of the Market Value Adjustment.

     The minimum partial withdrawal before application of the MVA is $500. Partial withdrawals are unlimited; however, you must specify the Investment Division(s) or Guarantee Period(s) from which the withdrawal is to be made. After any partial withdrawal, if the remaining Annuity Account Value is less than $2,000, then a full surrender may be required.

     The following terms apply:
     (a) No partial withdrawals are permitted after the date annuity payments commence.

     (b) A partial withdrawal will be effective upon the Transaction Date.

     (c) A partial withdrawal from amounts in a Guarantee Period may be subject to the Market
          Value Adjustment provisions, the Guarantee Period Fund provisions of the Contract, and the terms of the attached Guarantee Period Fund Rider(s), if any.

     Withdrawals may be taxable (this includes Periodic Withdrawals, discussed below). Moreover, the
Internal Revenue Code (the "Code") provides that a 10% penalty tax may be imposed on the taxable portions of certain early withdrawals. The Code generally requires us to withhold federal income tax from withdrawals. However, generally you will be entitled to elect, in writing, not to have tax withholding apply unless withholding is mandatory for your Contract. Withholding applies to the portion of the withdrawal which is included in your income and subject to federal income tax.

The tax withholding rate is 10% of
the taxable amount of the withdrawal. Withholding applies only if the taxable amount of the withdrawal is at least $200. Some states also require withholding for state income taxes. (See "Federal Tax Matters," page __.)

     Withdrawal Requests must be in writing to ensure that your instructions regarding withholding are followed. If an adequate election is not made, the Request will be denied and no withdrawal or partial withdrawal will be processed.

     After a withdrawal of all of your total Annuity Account Value, or at any time that your Annuity
Account Value is zero, all your rights under the Contract will terminate.

     Since IRAs are offered by this Prospectus, reference should be made to the applicable provisions of the Code for any additional limitations or restrictions on cash withdrawals.

___________________________________________________________________

                      TELEPHONE TRANSACTIONS
___________________________________________________________________

     We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and if we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. However, we may be liable for such losses if we do not follow those reasonable procedures. The procedures we will follow for telephone transactions may include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and/or tape recording the instructions given by telephone.

     We reserve the right to suspend telephone transaction privileges at any time, for some or all Contracts, and for any reason. Withdrawals are not permitted by telephone.

___________________________________________________________________

                           DEATH BENEFIT
___________________________________________________________________

Payment of Death Benefit

     Before the date annuity payments commence, the death benefit, if any, will be equal to the greater of: (a) the Annuity Account Value with an MVA, if applicable, as of the date the Request for payment is received, less Premium Tax, if any, or (b) the sum of Contributions paid, less partial withdrawals and/or Periodic Withdrawals, less Premium Tax, if any. The death benefit will become payable following the Company's receipt of a Request from the Beneficiary. When an Owner or the Annuitant dies before the annuity commencement date and a death benefit is payable to a Beneficiary, the death benefit proceeds will remain invested in accordance with the allocation instructions given by the Owner(s) until new allocation instructions are Requested by the Beneficiary or until the death benefit is actually paid to the Beneficiary. The death benefit will be determined as of the date payments commence; however, on the date a payment option is processed, amounts in the Variable Sub-Account will be Transferred to the Money Market Investment Division unless the Beneficiary otherwise elects by
Request. Subject to the distribution rules set forth below, payment of the death benefit may be Requested to be made as follows:

     A.  Proceeds from the Variable Sub-Account(s)
          1.   payment in a single sum; or
          2. payment under any of the variable annuity options provided under this Contract.

     B.  Proceeds from the Guarantee Period(s)
          1. payment in a single sum with respect to which a Market Value Adjustment may apply; or
          2. payment under any of the annuity options provided under this Contract with respect to which a Market Value Adjustment may apply; or
          3. payment on the Guarantee Period Maturity Date so that a Market Value
               Adjustment will not apply.

     In any event, no payment of benefits provided under the Contract will be allowed that does not satisfy the requirements of Section 72(s) of the Code and any other applicable federal or state laws, rules or regulations.

Distribution Rules

1.  Death of Annuitant

     Upon the death of the Annuitant while the Owner is living, and before the annuity commencement date, the Company will pay the death benefit to the Beneficiary unless there is a Contingent Annuitant.

     If a Contingent Annuitant was named by the Owner(s) prior to the Annuitant's death, and the
Annuitant dies before the annuity commencement date while the Owner and Contingent Annuitant are living, no death benefit will be payable by reason of the Annuitant's death and the Contingent Annuitant will become the Annuitant.

     If the Annuitant dies after the date annuity payments commence and before the entire interest has been distributed, any benefit payable must be distributed to the Beneficiary in accordance with and at least as rapidly as under the payment option applicable to the Annuitant on the Annuitant's date of death.

     If a corporation or other non-individual is an Owner, or if the deceased Annuitant is an Owner, the death of the Annuitant will be treated as the death of an Owner and the Contract will be subject to the "Death of Owner" provisions described below.

2.  Death of Owner

     If the Owner is not the Annuitant:

     (1) If there is a Joint Owner who is the surviving spouse of the deceased Owner, the Joint Owner will become the Owner and Beneficiary and may elect to take the death benefit or elect to continue the Contract in force.

     (2) In all other cases, the Company will pay the death benefit to the Beneficiary even if a Joint
     Owner (who was not the Owner's spouse on the date of the Owner's death), the Annuitant and/or the Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and the Beneficiary elects to become the Owner and
     Annuitant and to continue the Contract in force.

     If the Owner is not the Annuitant, and the Owner dies after annuity payments commence and before the entire interest has been distributed while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant at least as rapidly as under the payment option applicable on the Owner's death. All rights granted the Owner under the Contract will pass to any surviving Joint
Owner and, if none, to the Annuitant.

     If the Owner is the Annuitant (Owner/Annuitant):

     (1) If there is a Joint Owner who is the surviving spouse of the deceased Owner and a
     Contingent Annuitant, the Joint Owner will become the Owner and the Beneficiary, the Contingent
     Annuitant will become the Annuitant, and the Contract will continue in force.

     (2) If there is a Joint Owner who is the surviving spouse of the deceased Owner but no
     Contingent Annuitant, the Joint Owner will become the Owner,
Annuitant and Beneficiary and
     may elect to take the death benefit or continue the Contract in force.

     (3) In all other cases, the Company will pay the death benefit to the Beneficiary, even if a Joint
     Owner (who was not the Owner's spouse on the date of the Owner's death), Annuitant and/or
     Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse and the Beneficiary Requests to become the Owner and
     Annuitant and to continue the Contract in force.

     Any death benefit payable to the Beneficiary upon an Owner's death will be distributed as follows:

     (1) If the Owner's surviving spouse is the person entitled to receive benefits upon the Owner's death, the surviving spouse will be treated as the Owner and will be allowed to take the death benefit or continue the Contract in force; or

     (2) If the Beneficiary is a non-spouse individual, she/he may elect, not later than one year after the Owner's date of death, to receive the death benefit in either a single sum or payment under any of the variable or fixed annuity options available under the Contract, provided that (a) such annuity is distributed in substantially equal installments over the life or life expectancy of the
     Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary; and (b)
     such distributions begin not later than one year after the Owner's date of death. If no election is received by the Company from a non-spouse Beneficiary such that substantially equal installments have begun not later than one year after the Owner's date of death, then the entire amount must be distributed within five years of the Owner's date of death. The death benefit will be determined as of the date the payments commence; or

     (3) If a corporation or other non-individual entity is entitled to receive benefits upon the Owner's death, the death benefit must be completely distributed within five years of the Owner's date of death.

Beneficiary

     You may select one or more Beneficiaries.  If more than one
Beneficiary is selected, unless you
indicate otherwise, they will share equally in any death benefit
payable.   You may change the Beneficiary
any time before the Annuitant's death.

     You may, while the Annuitant is living, change the Beneficiary by Request. A change of
Beneficiary will take effect as of the date the Request is processed by the Schwab Annuity Service
Center, unless a certain date is specified by the Owner. If the Owner dies before the Request was processed, the change will take effect as of the date the Request was made, unless the Company has already made a payment or otherwise taken action on a designation or change before receipt or processing of such Request. A beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, except as allowed by law.

     The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after, the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner otherwise indicates by Request. The benefits will then be paid as though the Beneficiary had died before the deceased Owner or Annuitant.
If no Beneficiary survives the Owner
or Annuitant, as applicable, the Company will pay the death benefit proceeds to the Owner's estate.

     If the surviving spouse of an Owner is the surviving Joint Owner, the surviving spouse will become the Beneficiary upon such Owner's death and may elect to take the death benefit or may elect to continue the Contract in force. If there is no surviving Joint Owner, and no named Beneficiary is alive at the time at the time of an Owner's death, any benefits payable will be paid to the Owner's estate.

Contingent Annuitant

     While the Annuitant is living, the Owner(s) may, by Request, designate or change a Contingent
Annuitant from time to time. A change of Contingent Annuitant will take effect as of the date the Request is processed at the Schwab Annuity Service Center, unless a certain date is specified by the Owner(s).

___________________________________________________________________

                      CHARGES AND DEDUCTIONS
___________________________________________________________________

     No deductions are made from Contributions except for any applicable Premium Tax. Therefore, the full amount of the Contributions (less any applicable Premium
Tax) are invested in the Contract.

     As more fully described below, charges under the Contract are assessed only as deductions for
Premium Tax, if applicable, for certain Transfers, as a Contract Maintenance Charge, and as charges against the assets in the Owner's Variable Sub-Account(s) for our assumption of mortality and expense risks. In addition, a Market Value Adjustment may apply to withdrawals and surrenders, Transfers, amounts applied to purchase an annuity, and distributions resulting from death of the Owner or Annuitant if the amounts held in a Guarantee Period are paid out prior to the Guarantee Period Maturity Date.

Mortality and Expense Risk Charge

     We deduct a Mortality and Expense Risk Charge from your Variable Sub-Account(s) at the end of each Valuation Period to compensate us for bearing certain mortality and expense risks under the Contract. This is a daily charge equal to an effective annual rate of 0.85% of the value of the net assets in your Variable Sub-Account(s). The approximate portion of this charge attributable to mortality risks is 0.68%; the approximate portion of this charge estimated to be attributable to expense risk is 0.17% of the value of the net assets in your Variable Sub-Account(s). We guarantee that this charge will never increase beyond 0.85%.

     The Mortality and Expense Risk Charge is reflected in the Accumulation Unit Values for each of your Variable Sub-Accounts. Thus, this charge will continue to be applicable should you choose a variable annuity payment option or the periodic withdrawal option.

     Annuity Account Values and annuity payments are not affected by changes in actual mortality experience incurred by us. The mortality risks assumed by us arise from our contractual obligations to make annuity payments determined in accordance with the annuity tables and other provisions contained in the Contract. Thus you are assured that neither the Annuitant's longevity nor an unanticipated improvement in general life expectancy will adversely affect the annuity payments under the Contract.

     We bear substantial risk in connection with the death benefit before the annuity commencement date, since we will pay a death benefit equal to the greater of the Annuity Account Value with a Market
Value Adjustment, if applicable, as of the later of the date of death or the date the Request for payment is received, less Premium Tax, if any; or the sum of the Contributions paid, less partial withdrawals and/or
Periodic Withdrawals, less any charges under Contract less Premium Tax, if any (i.e., we bear the risk of unfavorable experience in your Variable Sub-Accounts).

     The expense risk assumed is the risk that our actual expenses in administering the Contracts and the Series Account will be greater than anticipated, or exceed the amount recovered through the
Contract Maintenance Charge plus the amount, if any, recovered through Transfer Fees.

     If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, the loss will fall on us. Conversely, if this charge is more than sufficient, any excess will be profit to us.
Currently, we expect a profit from this charge. Our expenses for distributing the Contracts will be borne by our general assets, including any profits from this charge.

Contract Maintenance Charge

     We currently deduct a $25 annual Contract Maintenance Charge from the Annuity Account Value only on each Contract anniversary date. This charge partially covers our costs for administering the Contracts and the Series Account. Once you have selected a payment option, this charge will cease to apply other than for the Periodic Withdrawal Option. The Contract Maintenance Charge is deducted from your Annuity Account Value allocated to the Schwab Money Market Investment Division. If you do not have sufficient Annuity Account Value allocated to the Schwab Money Market Investment Division to cover the Contract Maintenance Charge, then the charge or any portion thereof will be deducted on a pro rata basis from all your Variable Sub-Accounts with current value. If the entire Annuity Account is held in the Guarantee Period Fund or there are not enough funds in any Variable Sub-Account to pay the entire charge, then the Contract Maintenance Charge will be deducted on a pro rata basis from amounts held in all Guarantee Periods. There is no MVA on amounts deducted from a Guarantee Period for the
Contract Maintenance Charge. We do not expect a profit from amounts received from the Contract
Maintenance Charge.

Premium Tax

     We may be required to pay state premium taxes or retaliatory taxes currently ranging from 0% to 3.5% in connection with Contributions or values under the Contracts. Depending on applicable state law, we will deduct charges for the premium taxes we incur with respect to a particular Contract from the Contributions, from amounts withdrawn, or from amounts applied on the Payment Commencement Date.
In some states, charges for both direct premium taxes and retaliatory premium taxes may be imposed at the same or different times with respect to the same Contribution, depending on applicable state law.

Transfer Fee

     There will be a $10 charge for each Transfer in excess of twelve Transfers in any calendar year.
We do not expect a profit from the Transfer fee for excess
Transfers.

Other Taxes

     Under present laws, we will incur state or local taxes (in addition to the Premium Tax described above) in New York. No charges are currently made for taxes other than Premium Tax. However, we reserve the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that we determine to be attributable to the Contracts.

Expenses of the Eligible Funds

     The value of the assets in the Investment Divisions reflect the value of Eligible Fund shares and therefore the fees and expenses paid by each Eligible Fund. A complete description of the fees, expenses, and deductions from the Eligible Funds are found in the Eligible Funds' prospectuses. (See
"The Eligible Funds," page __.)   Current prospectuses for the
Funds can be obtained by calling the
Schwab Annuity Service Center at 800-838-0650, or by writing to the Schwab Annuity Service Center,
P.O. Box 7666, San Francisco, California 94120-7666.

___________________________________________________________________

                          PAYMENT OPTIONS
___________________________________________________________________

Periodic Withdrawal Option

     The Owner may Request that all or part of the Annuity Account Value be applied to a Periodic
Withdrawal Option. The amount applied to a Periodic Withdrawal is the Annuity Account Value with an MVA, if applicable, less Premium Tax, if any.

     In Requesting Periodic Withdrawals, the Owner must elect:

     - The withdrawal frequency of either 12-, 6-, 3-, or 1-month intervals;

     -    A withdrawal amount; a minimum of $100 is required;

     - The calendar day of the month on which withdrawals will be made;

     -    One withdrawal option; and

     - The allocation of withdrawals from the Owner's Variable and/or Fixed Sub-Account(s) as follows:
          1) Prorate the amount to be paid across all Variable and Fixed Sub-Accounts in proportion to the assets in each sub-account; or

          2) Select the Variable and/or Fixed Sub-Account(s) from which withdrawals will be made. Once the Variable and/or Fixed Sub-Accounts have been depleted, the
               Company will automatically prorate the remaining withdrawals against all remaining available Variable and/or Fixed
Sub-Accounts unless the Owner
               Requests the selection of another Variable and/or Fixed Sub-Account.

     The Owner may elect to change the withdrawal option and/or the frequency once each calendar year.

     While Periodic Withdrawals are being received:
     1. the Owner may continue to exercise all contractual rights that are available prior to electing an annuity option, except that no Contributions may be made;
     2. for Periodic Withdrawals from Guarantee Periods six or more months prior to its
          Guarantee Period Maturity Date, a Market Value Adjustment, if applicable, will be assessed;
     3. the Owner may keep the same investment options as were in force before periodic withdrawals began;
     4.   charges and fees under the Contract continue to apply;
and
     5. maturing Guarantee Periods renew into the shortest Guarantee Period then available.

     Periodic Withdrawals will cease on the earlier of the date:
     1. the amount elected to be paid under the option selected has been reduced to zero;
     2.   the Annuity Account Value is zero;
     3.   the Owner Requests that withdrawals stop; or
     4.   an Owner or the Annuitant dies.

     The Owner must elect one of the following five (5) withdrawal options:

     1.   Income for a Specified Period for at least thirty-six
(36) months - The Owner elects the
     duration over which withdrawals will be made. The amount paid will vary based on the duration.

     2. Income of a Specified Amount for at least thirty-six (36) months - The Owner elects the dollar amount of the withdrawals. Based on the amount elected, the duration may vary; or

     3. Interest Only - The withdrawals will be based on the amount of interest credited to the
     Guarantee Period Fund between each withdrawal. Available only if 100% of the account value is invested in the Guarantee Period Fund; or

     4.   Minimum Distribution - If this is an IRA contract, the
Owner may Request minimum
     distributions as specified under Code Section 401(a)(9); or

     5. Any Other Form for a period of at least thirty-six (36) months - Any other form of Periodic
     Withdrawal which is acceptable to the Company.

     If Periodic Withdrawals cease, the Owner may resume making
Contributions.  The Owner may
elect to restart a Periodic Withdrawal program; however, the Company may limit the number of times the Owner may restart a Periodic Withdrawal program.

     Periodic withdrawals may be taxable, subject to withholding and subject to the 10% penalty tax.
IRAs are subject to complex rules with respect to restrictions on and taxation of distributions, including the applicability of penalty taxes. A competent tax adviser should be consulted before a Periodic
Withdrawal Option is requested.  (See "Federal Tax Matters," page
__.)

Annuity Date

     The date annuity payments commence may be chosen when the Contract is purchased or at a later date. This date must be at least one year after the initial Contribution. In the absence of an earlier election, the annuity date is the first day of the month of the Annuitant's 90th birthday.

     If an option has not been elected within 30 days of the annuity commencement date, the Annuity
Account Value held in the Fixed Sub-Account(s) will be applied under Annuity Payment Option 3, discussed below, to provide payments for life with a guaranteed period of 20 years. The Annuity
Account Value held in the Variable Sub-Account(s) will be applied under Variable Annuity Payment
Option 1, discussed below, to provide payments for life with a guaranteed period of 20 years.

     Under section 401(a)(9) of the Code, a Contract which is purchased and used in connection with an Individual Retirement Account or with certain other plans qualifying for special federal income tax treatment is subject to complex "minimum distribution" requirements, which require that distributions under such a plan must begin by a specific date, and also that the entire interest of the plan participant must be distributed within certain specified periods under formulas that specify minimum annual distributions. The application of the minimum distribution requirements to each person will vary according to the person's age and other circumstances. A prospective purchaser may wish to consult a competent tax adviser regarding the application of the minimum
distribution requirements.   (See "Federal
Tax Matters," page __.)

Annuity Options

     An annuity option may be selected by the Owner when the Contract is purchased, or at a later date. This selection may be changed, by Request, at any time up to 30 days before the annuity date. In the absence of an election, payments will automatically commence on the annuity date as described above. The amount to be applied is the Annuity Account Value on the annuity date. The minimum amount that may be withdrawn from the Annuity Account Value to purchase an annuity payment option is $2,000 with an MVA, if applicable. If the amount is less than $2,000, the Company may pay the amount in a single sum subject to the Contract provisions applicable to a partial withdrawal. Payments may be elected to be received monthly, quarterly, semi-annually or annually. Payments to be made under the annuity payment option selected must be at least $50. The Company reserves the right to make payments using the most frequent payment interval which produces a payment of not less than $50. The maximum amount that may be applied under any payment option is $1,000,000, unless prior approval is obtained from the Company.

     A single sum payment may be elected. If it is, then the amount to be paid is the Surrender
Value. If the Owner elects a variable annuity with funds from the Owner's Variable Sub-Accounts, then the amount to be applied is the Annuity Account Value held in the Variable Sub-Account(s), as of the annuity commencement date, less any applicable Premium Tax. If the Owner elects a fixed annuity with funds from the Fixed Sub-Accounts, then the amount to be applied is the Annuity Account Value held in the Fixed Sub-Account(s), as of the annuity commencement date with an MVA, if applicable, less any applicable Premium Tax.

Fixed Annuity Payment Options

     Option 1: Income of Specified Amount

     The amount applied under this option may be paid in equal annual, semiannual, quarterly or monthly installments of the dollar amount elected for not more than 240 months. Upon death of the Annuitant, the Beneficiary will begin to receive the remaining payments at the same interval that was elected by the Owner.

     Option 2: Income for a Specified Period

     Payments are paid annually, semiannually, quarterly or monthly, as elected, for a selected number of years not to exceed 240 months. Upon death of the Annuitant, the Beneficiary will begin to receive the remaining payments at the same interval that was elected by the Owner.

     Option 3: Fixed Life Annuity with Guaranteed Period

     This option provides for monthly payments during a designated period and thereafter throughout the lifetime of the Annuitant. The designated period may be 5, 10, 15 or 20 years. Upon death of the Annuitant, for each remaining designated period, the amounts payable under this payment option will be paid to the Beneficiary.

     Option 4: Fixed Life Annuity

     This annuity is payable monthly during the lifetime of the Annuitant, terminating with the last payment due prior to the death of the Annuitant. Since no minimum number of payments is guaranteed, this option may offer the maximum level of monthly payments of the annuity options. It is possible that only one payment may be made if the Annuitant died before the date on which the second payment was due. Upon the death of the Annuitant, all payments cease and no amounts are payable to the
Beneficiary.

     Option 5: Any Other Form

     This option allows an Owner the ability to choose any other form of annuity which is acceptable to the Company.

Variable Annuity Payment Options

     Option 1: Variable Life Annuity with Guarantee Period

     This option provides for payments during a designated period and thereafter throughout the life time of the Annuitant. The designated period may be 5, 10, 15 or 20 years. Upon death of the Annuitant, for each remaining designated period, the amounts payable under this payment option will be paid to the Beneficiary.

     Option 2:  Variable Life Annuity

     This annuity is payable during the lifetime of the Annuitant. The annuity terminates with the last payment due prior to the death of the Annuitant. Since no minimum number of payments is guaranteed, this option may offer the maximum level of monthly payments of the annuity options. It is possible that only one payment may be made if the Annuitant died before the date on which the second payment was due. Upon the death of the Annuitant, all payments cease and no amounts are payable to the
Beneficiary.

     Variable annuity payment options are subject to the following provisions:

     Amount of First Payment

     The first payment under a variable annuity payment option will be based on the value of the amounts held in each Variable Sub-Account on the 5th Valuation Date preceding the annuity commencement date. It will be determined by applying the appropriate rate to the amount applied under the payment option.

     Annuity Units

     The number of Annuity Units paid to the Annuitant for each Variable Sub-Account is determined by dividing the amount of the first monthly payment by its Accumulation Unit Value on the 5th Valuation
Date preceding the date the first payment is due. The number of Annuity Units used to calculate each payment for a Variable Sub-Account remains fixed during the Annuity Payment Period.

     Amount of Payments after the First

     Payments after the first will vary depending upon the investment experience of the Investment
Divisions. The subsequent amount paid from each sub-account is determined by multiplying (a) by (b) where (a) is the number of sub-account Annuity Units to be paid and
(b) is the sub-account Annuity Unit
value on the 5th Valuation Date preceding the date the annuity payment is due. The total amount of each variable annuity payment will be the sum of the variable annuity payments for each Variable Sub-
Account. The Company guarantees that the dollar amount of each payment after the first will not be affected by variations in expenses or mortality experience.

Transfers After the Annuity Commencement Date

     Once annuity payments have begun, no Transfers may be made from a fixed annuity payment option to a variable annuity payment option, or vice versa; however, for variable annuity payment options, Transfers may be made among Investment Divisions. Transfers after the annuity commencement date will be made by converting the number of Annuity Units being Transferred to the number of Accumulation
Units of the Variable Sub-Account to which the Transfer is made. The result will be that the next annuity payment, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payments will reflect changes in the value of the new Annuity Units.

***

     For annuity options involving life income, the actual age and/or sex of the Annuitant will affect the amount of each payment. We reserve the right to ask for satisfactory proof of the Annuitant's age. We may delay annuity payments until satisfactory proof is received. Since payments to older Annuitants are expected to be fewer in number, the amount of each annuity payment under a selected annuity form will be greater for older Annuitants than for younger Annuitants.

     If the age or sex of the Annuitant has been misstated, the payments established will be made on the basis of the correct age or sex. If payments were too large because of misstatement, the difference with interest may be deducted by the Company from the next payment or payments. If payments were too small, the difference with interest may be added by the Company to the next payment. This interest is at an annual effective rate which will not be less than the Contractual Guarantee of a Minimum Rate of Interest or greater than 6% as determined by the Company.

     The Payment Commencement Date and annuity options available for IRAs may also be controlled by endorsements, the plan documents, or applicable law.

     Once payments start under the annuity form selected by the
Owner: (a) no changes can be made
in the annuity form, (b) no additional Contributions will be accepted under the Contract, and (c) no further withdrawals, other than withdrawals made to provide annuity benefits, will be allowed.

                                ***

     A portion or the entire amount of the annuity payments may be taxable as ordinary income. If, at the time the annuity payments begin, we have not received a proper written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such annuity payments and remit that amount to the federal government (an election not to have taxes withheld is not permitted for certain Qualified Contracts). State income tax withholding may also apply. (See "Federal Tax-Matters," below.)

___________________________________________________________________

                        FEDERAL TAX MATTERS
___________________________________________________________________

Introduction

     The following discussion is a general description of federal income tax considerations relating to the Contracts and is not intended as tax advice. Further, this discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal
Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

     The Contract may be purchased on a non-tax qualified basis ("Non-Qualified Contract") or purchased and used in connection with IRAs. The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefit to you, the Annuitant, or the Beneficiary may depend on the type of Contract, and on the tax status of the individual concerned. In addition, certain requirements must be satisfied in purchasing an IRA and receiving distributions from an IRA in order to continue receiving favorable tax treatment. Therefore, purchasers of IRAs should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The following discussion assumes that an IRA is purchased with proceeds from and/or Contributions that qualify for the intended special federal income tax treatment.

Tax Status

     The Company is taxed as a life insurance company under Part I of Subchapter L of the Code.

Taxation of Annuities

In General

     Section 72 of the Code governs taxation of annuities in general. An Owner who is a natural person generally is not taxed on increases (if any) in the value of an Annuity Account Value until distribution occurs by withdrawing all or part of the Annuity Account Value (e.g., withdrawals or annuity payments under the annuity form elected). However, under certain circumstances, the Owner may be subject to taxation currently. In addition, an assignment, pledge, or agreement to assign or pledge any portion of the Annuity
Account Value generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income. An IRA Contract may not be assigned as collateral.

     The Owner of any annuity contract who is not a natural person (e.g. a corporation) generally must include in income any increase in the excess of the Annuity Account Value over the "investment in the contract" (discussed below) during each taxable year. The rule does not apply where the non-natural person is the nominal owner of a Contract and the beneficial owner is a natural person. The rule also does not apply in the following circumstances: (1) where the annuity Contract is acquired by the estate of a decedent, (2) where the Contract is held under an IRA, (3) where the Contract is a qualified funding asset for a structured settlement, and (4) where the Contract is purchased on behalf of an employee upon termination of a qualified plan. A prospective Owner that is not a natural person may wish to discuss these matters with a competent tax adviser.

     The following discussion generally applies to a Contract owned by a natural person.

Withdrawals

     In the case of a withdrawal under an IRA, including withdrawals under the Periodic Withdrawal Option, a ratable portion of the amount received may be non-taxable. The amount of the non-taxable portion is generally determined by the ratio of the "investment in the contract" to the individual's total accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any nondeductible
Contributions paid by or on behalf of any individual. Special tax rules may be available for certain distributions from an IRA.

     With respect to Non-Qualified Contracts, partial withdrawals, including Periodic Withdrawals, are generally treated as taxable income to the extent that the Annuity Account Value immediately before the withdrawal exceeds the "investment in the contract" at that time. If a partial withdrawal is made from a Guarantee Period which is subject to a Market Value Adjustment, then the Annuity Account Value immediately before the withdrawal will not be altered to take into account the Market Value Adjustment. As a result, for purposes of determining the taxable portion of the partial withdrawal, the Annuity Account Value will not reflect the amount, if any, deducted from or added to the Guarantee Period due to the Market Value
Adjustment. Full surrenders are treated as taxable income to the extent that the amount received exceeds the "investment in the contract." The taxable portion of any annuity payment is taxed at ordinary income tax rates.

Annuity Payments

     Although the tax consequences may vary depending on the annuity form elected under the Contract, in general, only the portion of the annuity payment that represents the amount by which the Annuity Account
Value exceeds the "investment in the contract" will be taxed; after the investment in the contract is recovered, the full amount of any additional annuity payments is taxable. For fixed annuity payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable. Once the investment in the Contract has been fully recovered, the full amount of any additional annuity payments is taxable. If the annuity payments cease as a result of an Annuitant's death before full recovery of the "investment in the contract," you should consult a competent tax adviser regarding the deductibility of the unrecovered amount.

Penalty Tax

     In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the recipient of payments under the Contract attains age 59 1/2; (2) made as a result of death or disability of the recipient of payments under the Contract; or (3) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of the Owner and a "designated beneficiary." Other exemptions or tax penalties may apply to certain distributions pursuant to an IRA. For more details regarding these exemptions or penalties consult a competent tax adviser.

Taxation of Death Benefit Proceeds

     Amounts may be distributed from the Contract because of the death of an Owner or the Annuitant.
Generally such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above, or (2) if distributed under an annuity form, they are taxed in the same manner as annuity payments, as described above.

Distribution-at-Death Rules

     In order to be treated as an annuity contract, the terms of the Contract must provide the following two distribution rules: (A) if any Contract Owner dies on or after the date annuity payments commence, and before the entire interest in the Contract has been distributed, the remainder of his interest will not be distributed under a slower distribution schedule than that provided for in the method in effect on the Contract
Owner's death; and (B) if any Contract Owner dies before the date annuity payments commence, his entire interest must generally be distributed within five years after the date of death provided that if such interest is payable to a designated Beneficiary, then such interest may be made over the life of that designated
Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as payments commence within one year after the Contract Owner's death.

If the sole designated Beneficiary
is the spouse of the Contract Owner, the Contract may be continued in the name of the spouse as Contract
Owner. The designated Beneficiary is the natural person designated by the terms of the Contract or by the Contract Owner as the individual to whom ownership of the contract passes by reason of the Contract
Owner's death. If the Contract Owner is not an individual, then for purposes of the distribution at death rules, the Primary Annuitant is considered the Contract Owner. In addition, when the Contract Owner is not an individual, a change in the Primary Annuitant is treated as the death of the Contract Owner.

Transfers, Assignments, or Exchanges

     A Transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, or the exchange of a Contract may result in adverse tax consequences to the Owner that are not discussed herein. An Owner contemplating any such designation, transfer, assignment, or exchange of a Contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Multiple Contracts

     All deferred, non-qualified annuity contracts that are issued by the Company (or our affiliates) to the same Owner during any calendar year will be treated as one annuity contract for purposes of determining the amount includible in gross income under section 72(e) of the Code. Amounts received under any such Contract may be taxable (and may be subject to the 10% Penalty Tax) to the extent of the combined income in all such Contracts. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise.
Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and separate deferred annuity contracts as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

Withholding

     Annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. Certain distributions from IRAs are subject to mandatory federal income tax withholding.

Possible Changes in Taxation

     In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of non-qualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity.
There is always the possibility that the tax treatment of annuities could change by legislation or other means
(such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

Section 1035 Exchanges

     Code Section 1035 provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts succeeds to the status of the original contract. Special rules apply to Contracts issued prior to August 14, 1982. Prospective
Owners wishing to take advantage of a Section 1035 exchange should consult their tax adviser.

Individual Retirement Annuities

     The Contract may be used with IRAs as described in Section 408
of the Code.   Section 408 of the
Code permits eligible individuals to contribute to an individual retirement program known as an Individual
Retirement Annuity. Also, certain kinds of distributions from certain types of qualified and non-qualified retirement plans may be "rolled over" following the rules set out in the Code to maintain favorable tax treatment, to an Individual Retirement Annuity. The sale of a Contract for use with an IRA may be subject to special disclosure requirements of the Internal Revenue Service.

Purchasers of the Contract for use with
IRA's will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of purchase of the IRA Contract.

     Various tax penalties may apply to contributions in excess of specified limits, aggregate distributions in excess of $150,000 annually, distributions that do not satisfy specified requirements, and certain other transactions. The Contract will be amended as necessary to conform to the requirements of the Code.
Purchasers should seek competent advice as to the suitability of the Contract for use with IRA's.

     If a Contract is issued in connection with an employer's
Simplified Employee Pension ("SEP") plan,
Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any of the benefits under the Contract may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contract.

     If a Contract is purchased to fund an IRA the Annuitant must also be the Owner. In addition, if a Contract is purchased to fund an IRA, minimum distributions must commence not later than April 1st of the calendar year following the calendar year in which you attain age
70 1/2. You should consult your tax adviser concerning these matters.

     The Contract and prototype IRA endorsement have been submitted for IRS approval and determination that they are acceptable under Section 408 of the Code, so that each individual who purchases a Contract with an IRA endorsement will be considered to have adopted a retirement savings program that satisfies the requirements of Section 408 of the Code. The IRS approval is a determination only as to the form of the Contract and does not represent a determination of the merits of the Contract.

     At the time the Initial Contribution is paid, a prospective purchaser must specify whether he or she is purchasing a Non-Qualified Contract or an IRA. If the initial Contribution is derived from an exchange or surrender of another annuity contract, we may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. We will require that persons purchase separate Contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Contract would require the minimum initial Contribution stated above.
Additional Contributions under a Contract must qualify for the same federal income tax treatment as the initial
Contribution under the Contract; we will not accept an additional Contribution under a Contract if the federal income tax treatment of such Contribution would be different from that of the initial Contribution.

Seek Tax Advice

     The foregoing discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. Further, the federal income tax consequences discussed herein reflect our understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution. A COMPETENT TAX
ADVISER SHOULD BE CONSULTED FOR FURTHER INFORMATION.

___________________________________________________________________

                      ASSIGNMENTS OR PLEDGES
___________________________________________________________________

     Generally, rights in the Contract may be assigned or pledged for loans at any time during the life of the Annuitant; however, if the Contract is an IRA, the Owner may not assign the Contract as collateral.

     If a non-IRA Contract is assigned, the interest of the assignee has priority over the interest of the Owner and the interest of the Beneficiary. Any amount payable to the assignee will be paid in a single sum.

     A copy of any assignment must be submitted to the Company at the Schwab Annuity Service Center.
Any assignment is subject to any action taken or payment made by the Company before the assignment was processed. The Company is not responsible for the validity or sufficiency of any assignment.

     If any portion of the Annuity Account Value is assigned or pledged for a loan, it may be treated as a distribution. A competent tax adviser should be consulted for further information.

___________________________________________________________________

                         PERFORMANCE DATA
___________________________________________________________________

     From time to time, we may advertise yields and average annual total returns for the Investment
Divisions. In addition, we may advertise the effective yield of the Schwab Money Market Investment Division.
These figures will be based on historical information and are not intended to indicate future performance.

     The yield of the Schwab Money Market Investment Division refers to the annualized income generated by an investment in that Investment Division over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in that Investment Division is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

     The yield of an Investment Division (other than the Schwab
Money Market Investment Division) refers to the annualized income generated by an investment in that Investment Division over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a twelve-month period and is shown as a percentage of the investment.

     The yield calculations do not reflect the effect of any Premium Tax that may be applicable to a particular Contract. To the extent that premium taxes are applicable to a particular Contract, the yield of that Contract will be reduced. For a description of the methods used to determine yield and total returns, see the Statement of Additional Information.

Below is a table of performance related information for the Money
Market Investment Division for the stated periods ended December 31, 1996:

Investment Division
Effective YieldMoney Market4.10%
     The average annual total return of an Investment Division refers to return quotations assuming an investment has been held in the Investment Division for various periods of time including, but not limited to, a period measured from the date the Investment Division commenced operations. When an Investment
Division has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. The average annual total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment (excluding Premium Tax) as of the last day of each of the periods for which total return quotations are provided. For additional information regarding yields and total returns calculated using the standard formats briefly described herein, please refer to the Statement of Additional Information.

Investment Division

One Year
Three Year
Five Year
Since Inception
Inception Date of Underlying Fund

Alger American
Growth Portfolio
12.39%
15.18%
15.60%
17.58%
1/9/89

Alger American Small
Capitalization Portfolio
3.30%
11.89%
10.04%
17.70%
9/21/88

American Century VP Capital
Appreciation
-5.11%
 6.49%
 5.23%
 9.78%
11/20/87

American Century VP International
13.35%
N/A
N/A
12.17%
5/1/94

Berger IPT-Small Company
Growth Fund
N/A
N/A
N/A
-0.89%
4/15/96

Federated American Leaders
Fund II
20.55%
N/A
N/A
17.01%
2/10/94

Federated Fund for U.S.
Government Securities
 3.32%
N/A
N/A
 4.71%
3/28/94

Federated Utility Fund II
11.56%
N/A
N/A
10.63%
2/10/94

INVESCO VIF-High
Yield Portfolio
15.60%
N/A
N/A
12.61%
5/1/94

INVESCO VIF-Industrial
Income Portfolio
21.25%
N/A
N/A
20.41%
8/1/94

INVESCO VIF-Total
Return Portfolio

11.23%
N/A
N/A
12.98%
6/1/94

Janus Aspen Aggressive
Growth Portfolio
 7.04%
15.97%
N/A
20.27%
9/13/93

Janus Aspen
Growth Portfolio
17.45%
15.57%
N/A
15.21%
9/13/93

Janus Aspen Worldwide
Growth Portfolio
27.95%
17.59%
N/A
22.13%
9/13/93

Lexington Emerging Markets Fund
 6.55%
N/A
N/A
 0.56%
3/30/94

Montgomery Variable Series:
Growth Fund
N/A
N/A
N/A
26.14%
2/9/96

Montgomery Variable Series:
International Small-Cap Fund
N/A
N/A
N/A
N/A
11/27/96

SAFECO RST Equity Portfolio

Schwab Asset Director-High
Growth Portfolio
N/A
N/A
N/A
N/A
11/1/96

Schwab S&P 500 Portfolio
N/A
N/A
N/A
N/A
11/1/96

SteinRoe Capital Appreciation
Fund
25.87%
11.84%
16.37%
16.50%
1/1/89

Strong Discovery Fund II
-0.04%
 7.92%
N/A
11.30%
5/8/92

Van Eck Worldwide Hard Assets
Fund
17.04%
 6.72%
13.54%
 7.25%
9/1/89

     Performance information for any Investment Division reflects only the performance of a hypothetical
Contract under which Annuity Account Value is allocated to an Investment Division during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies and characteristics of the Eligible Funds in which the Investment Division invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

     Reports and promotional literature may also contain other information including (1) the ranking of any Investment Division derived from rankings of variable annuity separate accounts or their investment products tracked by Lipper Analytical Services, Inc., VARDS, Morningstar, Value Line, IBC/Donoghue's Money Fund
Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow
Jones Industrial Average, and other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (2) the effect of tax-deferred compounding on investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis. Other ranking services and indices may be used.

     We may from time to time also disclose cumulative
(non-annualized) total returns for the Investment
Divisions. We may from time to time also disclose yield and standard total returns for any or all Investment
Divisions.

     We may also advertise performance figures for the Investment
Divisions based on the performance
of an Eligible Fund prior to the time the Series Account commenced operations.

     For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

___________________________________________________________________

                   DISTRIBUTION OF THE CONTRACTS
___________________________________________________________________

     Charles Schwab & Co., Inc. ("Schwab") is the principal underwriter and distributor of the Contracts.
Schwab is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 101
Montgomery, San Francisco, California 94104, telephone
800-838-0650.

     Certain administrative services are provided by Schwab to assist the Company in the processing of the Contracts, which services are described in written agreements between Schwab and the Company. The
Company has agreed to indemnify Schwab (and its agents, employees, and controlling persons) for certain damages arising out of the sale of the Contracts, including those arising under the securities laws.

___________________________________________________________________

                      SELECTED FINANCIAL DATA
___________________________________________________________________

     First GWL&A was incorporated on April 9, 1996 and had no operations until receipt of its certificate of authority from the Superintendent of Insurance of New York on
         , 1997.  Please see the financial
statements of First Great-West Life & Annuity Insurance Company included elsewhere in this Prospectus for information related to its financial condition.


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

The Company

     The Company commenced operations as a New York domiciled life
insurer as of            , 1997.
Accordingly, as of the date of this Prospectus, the Company has not had a significant operating history. The
Company will operate in one business segment as a provider of life, health and annuity products to groups of individuals associated with employers or distributors; however, the business operations of First GWL&A will be segregated into two major business units: the Employee Benefits division, which distributes life, health, disability income insurance and 401(k) products to employee groups, primarily to small-to-mid-sized corporations; and the Financial Services Division, which distributes accumulation and payout annuity products for both group and individual clients, primarily in the public\non-profit sectors, as well as insurance products for individual clients.

Liquidity and Capital Resources

     The principal short- and long-term liquidity needs of the Company will be closely managed to satisfy policyholder benefits. The liquidity needs of the Company will be closely managed through cash flow matching of assets and liabilities, and the forecasting of earned and required yields to ensure consistency between policyholder requirements and the yield of assets.

Regulation and Reserves

     The Company is subject to regulation and supervision by the insurance departments of the state in which it is licensed. This regulation covers a variety of areas, including policy reserve requirements, adequacy of company capital and surplus, operational standards, and financial accounting policies and procedures.

     Pursuant to state insurance laws and regulations, the Company is obligated to hold policy reserves to meet its obligations under all outstanding insurance contracts. These reserves are based on a number of assumptions as to future experience. Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts if the Company were to experience unexpected losses (e.g., infectious diseases or catastrophic investment losses).

Competition

     The Company is engaged in a business that is highly competitive due to the large number of insurance companies and other entities competing in marketing, administering, and selling insurance products. There are approximately 2,300 insurers in the life insurance business in the United States.

Segment Information

     The Company operates in one business segment as a provider of life, health and annuity products to groups of individuals associated with employers or distributors.

Employees and Facilities

     The Company has an administrative services agreement with Great-West Life & Annuity Insurance
Company, to provide administrative support for all aspects of the Company's business. Great-West Life &
Annuity has approximately 4,300 employees in its U.S. operations.
The Company's executive offices are
located at 125 Wolf Road, Albany, New York 12205.

State Regulation

     As a life insurance company organized and operated under New
York law, First GWL&A is subject
to provisions governing such companies and regulation by the New
York Superintendent of Insurance.

     First GWL&A's books and accounts are subject to review and examination by the New York Division of Insurance at any time, and a full examination of its operations is conducted triennially.

     In addition, First GWL&A is subject to comprehensive and detailed regulation and supervision by the supervisory agencies in each jurisdiction in which it conducts business. Each state's supervisory agency has broad administrative authority which includes, but is not limited to, the power to regulate licenses to transact business, trade practices, agent licensing, policy forms, claims practices, underwriting practices, reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, the form and content of required financial statements and the type and amounts of investments permitted. First GWL&A is required to file detailed annual reports with supervisory agencies in each of the jurisdictions in which it does business and its accounts are subject to examination by such agencies at regular intervals. Under insurance guaranty fund laws in most states, insurers can be assessed up to prescribed limits for insurance contract losses incurred by insolvent companies.

     In addition, most jurisdictions, including New York, regulate affiliated groups of insurers such as First
GWL&A and its affiliates under insurance holding company legislation. Under such laws, intercorporate transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial position of the company making the transfer. Changes in control also are regulated under these laws.

     Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect First GWL&A's insurance business include employee benefits regulation, controls on medical care costs, insurance reform, managed care regulation, medical entitlement programs (e.g., Medicare), removal of barriers preventing banks from engaging in the insurance and mutual fund businesses, the taxation of insurance companies and the tax treatment of insurance products.

     The Securities and Exchange Commission regulates certain separate accounts of First GWL&A and the mutual funds used as funding vehicles for those accounts.

Directors and Officers

     Set forth below is information concerning the Company's directors and executive officers, together with their principal occupation for the past five years. Unless otherwise indicated, all of the directors and executive officers have been engaged for not less than five years in their present principal occupation or in another executive capacity with the companies or firms identified.

Directors                Principal Occupation Last 5 Years

Marcia D. Alazraki       Partner, Simpson Thacher & Bartlett

James Balog              Director of Great-West since March 1993;
                         previously Chairman,
                         Lambert Brussels Capital Corporation

James W. Burns, O.C.     Chairman of the Boards of Lifeco1 and GWL;
                         Deputy Chairman,
                         PCC2

Paul Desmarais, Jr.      Chairman and Co-Chief Executive Officer,
                         PCC; Chairman, PFC3

Robert Gratton           Chairman of the Board of Great-West;
                         President and Chief Executive
                         Officer, PFC

N. Berne Hart            Director of Great-West since February
                         1992; previously Chairman,
                         United Banks of Colorado, Inc.

Stuart Z. Katz           Partner, Fried, Frank, Harris, Shriver &
                         Jacobson

William T. McCallum      President and Chief Executive Officer,
                         Great-West; President and
                         Chief Executive Officer (U.S. Operations),
                         GWL

Brian E. Walsh           Partner, Trinity L.P. since January 1996;
                         previously Managing
                         Director and Co-head, Global Investment
                         Bank, Bankers Trust
                         Company

1 Great-West Lifeco Inc.
2 Power Corporation of Canada
3 Power Financial Corporation

Executive Officers       Principal Occupation Last 5 Years

William T. McCallum      President and Chief Executive Officer of
                         the Company and Great-
                         West; President and Chief Executive
                         Officer (U.S. Operations), GWL

Dennis Low               Executive Vice President, Financial
                         Services of the Company, Great-
                         West and GWL

James D. Motz            Executive Vice President, Employee
                         Benefits of the Company, Great-
                         West and GWL

Robert D. Bond           Senior Vice President, Financial Services
                         of the Company, Great-
                         West and GWL; prior to May 1992, National
                         Director, Public
                         Marketing, Aetna Life Insurance Company

John T. Hughes           Senior Vice President, Chief Investment
                         Officer of the Company,
                         Great-West and GWL

D. Craig Lennox          Senior Vice President, General Counsel and
                         Secretary of the
                         Company and Great-West; Senior Vice
                         President and Chief U.S.
                         Legal Officer, GWL

Martin L. Rosenbaum      Senior Vice President, Employee Benefits
                         Operations of the
                         Company, Great-West and GWL

Douglas L. Wooden        Senior Vice President, Financial Services
                         of the Company, Great-
                         West and GWL

Executive Compensation

     Executive officers of the Company may also serve one or more affiliated companies of First GWL&A.
Allocations have been made as to each individual's time devoted to his duties as an executive officer of the Company. The following table shows the cash compensation paid, based on these allocations, to the Chief
Executive Officer and the other four most highly compensated executive officers (collectively, the "Named
Executive Officers") whose allocated compensation exceeded $60,000, for services rendered in all capacities to the Company in 1996.

Compensation Table

Name and
Principal Position
Year
Annual
Compensation(1) / Salary ($)           Bonus  ($)
Long-Term
Compensation Awards / Securities Under Options Granted (2)

W.T. McCallum,
President and
Chief Executive
Officer
1996
0                     0
None

D. Low, Executive
Vice President,
Financial Services
1996
0                     0
None

J.T. Hughes, Senior
Vice President, Chief
Investment Officer
1996
0                     0
None

D.L. Wooden, Senior
Vice President,
Financial Services
1996
0                     0
None

J.D. Motz,
Executive Vice
President, Employee
Benefits
1996
0                     0
None

(1) The aggregate of perquisites and other personal benefits, securities or property provided to each Named
Executive Officer in 1996 did not exceed the lesser of $50,000 and 10% of the total of the individual's annual salary and bonus.

(2) Options are for common shares of Lifeco ("Lifeco Options"). Lifeco options are granted by Great-West
Lifeco pursuant to the Great-West Lifeco Inc. Stock Option Plan which was approved by Great-West Lifeco shareholders on April 24, 1996. Lifeco options become exercisable 20% per year commencing on the first anniversary date of the grant and expire 10 years after the date of the grant.

Pension Plan Table

     The following table sets out the pension benefits payable to the Named Executive Officers by Great-
West Life or the Company, as of December 31, 1996.

                      Employees' Pension Plan

Remuneration  ($)
Years of Service
15             20             25             30             35
400,000
120,000        160,000       200,000         240,000      240,000

500,000
150,000        200,000       250,000         300,000      300,000

600,000
180,000        240,000       300,000         360,000      360,000

700,000
210,000        280,000       350,000         420,000      420,000

800,000
240,000        320,000       400,000         480,000      480,000

900,000
270,000        360,000       450,000         540,000      540,000

1,000,000
300,000        400,000       500,000         600,000      600,000

The Named Executive Officers have the following years of service:

Name           Years of Service
W.T. McCallum  30
D. Low         31
J.T. Hughes    6
D.L. Wooden    5
J.D. Motz      27

For W.T. McCallum, the benefits shown are payable commencing December 31, 2000, and remuneration is the average of the highest 36 consecutive months of compensation during the last 86 months of employment.
For D. Low, J.T. Hughes, D.L. Wooden and J.D. Motz, the benefits shown are payable upon the attainment of age 62, and remuneration is the average of the highest 60 consecutive months of compensation during the last 86 months of employment. Compensation includes salary and bonuses prior to any deferrals. The normal form of pension is a life only annuity. Other optional forms of pension payment are available on an actuarially equivalent basis. The benefits listed in the table are subject to deduction for social security and other retirement benefits.

Ownership of Securities

     All of the Company's outstanding shares are owned by Great-West Life & Annuity Insurance
Company, 8515 East Orchard Road, Englewood, CO 80111. GWL&A is in turn owned 100% by the Great-
West Life Assurance Company, 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5. The
Great-West Life Assurance Company is owned 99.5% by Great-West Lifeco Inc., both of which share the same address. Great-West Lifeco Inc. is owned 86.5% by Power Financial Corporation, 751 Victoria Square,
Montreal, Quebec, Canada H2Y 2J3. It is owned 68.3% by 171263 Canada Inc., which is owned 100% by Power Corporation of Canada, both of which share the same address as Power Financial Corporation. Mr.
Paul Desmarais, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.

___________________________________________________________________

                           VOTING RIGHTS
___________________________________________________________________

     To the extent required by applicable law, all Eligible Fund shares held in the Series Account will be voted by the Company at regular and special shareholder meetings of the respective Eligible Funds in accordance with instructions received from persons having voting interests in the corresponding Investment
Division. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if we determine that we are allowed to vote all Eligible Funds shares in our own rights, we may elect to do so.

     Before the annuity commencement date, you the Owner, have the voting interest. The number of votes which are available to you will be calculated separately for each of your Variable Sub-Accounts. That number will be determined by applying your percentage interest, if any, in a particular Investment Division to the total number of votes attributable to that Investment Division. You hold a voting interest in each Investment Division to which your Annuity Account Value is allocated. If you select a variable annuity option, the votes attributable to a Contract will decrease as annuity payments are made.

     The number of votes of an Eligible Fund will be determined as of the date coincident with the date established by that Eligible Fund for determining shareholders eligible to vote at the meeting of the Eligible
Funds. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Eligible Funds.

     Shares as to which no timely instructions are received and shares held by us as to which Owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in the Investment Division. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

     Each person or entity having a voting interest in a Investment Division will receive proxy material, reports and other material relating to the appropriate Eligible
Fund.

     It should be noted that generally the Eligible Funds are not required to, and do not intend to, hold annual or other regular meetings of shareholders.

     Contract Owners have no voting rights in the Company.

___________________________________________________________________

                  RIGHTS RESERVED BY THE COMPANY
___________________________________________________________________

     The Company reserves the right to make certain changes if, in its judgment, they would best serve the interests of Owners and Annuitants or would be appropriate in carrying out the purposes of the Contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws.
Also, when required by law, the Company will obtain your approval of the changes and approval from any appropriate regulatory authority. Such approval may not be required in all cases, however. Examples of the changes the Company may make include:

     - To operate the Series Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.

     - To transfer any assets in any Investment Division to another Investment Division, or to one or more separate accounts, or to a Guarantee Period; or to add, combine or remove Investment Divisions of the Series Account.

     - To substitute, for the Eligible Fund shares in any Investment Division, the shares of another Eligible
     Fund or shares of another investment company or any other investment permitted by law.

     - To make any changes required by the Internal Revenue Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

     - To change the time or time of day at which a Valuation Date is deemed to have ended.

     - To make any other necessary technical changes in the Contract in order to conform with any action the above provisions permit the Company to take, including to change the way the Company assess charges, but without increasing as to any then outstanding Contract the aggregate amount of the types of charges which the Company has guaranteed.

___________________________________________________________________

                         LEGAL PROCEEDINGS
___________________________________________________________________

     There are at present no material legal proceedings to which the Series Account is a party or to which the assets of the Series Account are subject. The Company is not currently a party to, and its property is not currently subject to, any material legal proceedings. The lawsuits to which the Company is a party are, in the opinion of management, in the ordinary course of business, and are not expected to have a material adverse effect on the financial results, conditions or prospects of the Company.

___________________________________________________________________

                           LEGAL MATTERS
___________________________________________________________________

     Advice regarding certain legal matters concerning the federal securities laws applicable to the issue and sale of the Contract has been provided by Jorden Burt Berenson & Johnson LLP. The organization of the Company, the Company's authority to issue the Contract, and the validity of the form of the Contract have been passed upon by W. Kay Adam, Vice President, Counsel and
Associate Secretary of the Company.

___________________________________________________________________

                              EXPERTS
___________________________________________________________________

     The balance sheet of First Great-West Life & Annuity Insurance Company as of April 4, 1997 included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

___________________________________________________________________

                       AVAILABLE INFORMATION
___________________________________________________________________

     We have filed a registration statement ("Registration Statement") with the Commission under the 1933
Act relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto. Reference is hereby made to the Registration Statement and exhibits for further information relating to us and the Contracts. Statements contained in this Prospectus, as to the content of the Contracts and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments as filed as exhibits to the Registration Statement. The Registration Statement and its exhibits may be inspected and copied at the offices of the Commission located at 450 Fifth Street, N.W.,
Washington, D.C.

     The Statement of Additional Information contains more specific information relating to the Series
Account and First GWL&A. The Table of Contents of the Statement of Additional Information is set forth below:

     1.   General Information
     2. First Great-West Life & Annuity Insurance Company and the Variable Annuity-1 Series
          Account
     3.   Calculation of Annuity Payments
     4.   Postponement of Payments
     5.   Services
     6.   Withholding
     7.   Calculation of Performance Data

                            Appendix A

On the following pages are four examples of Market Value
Adjustments illustrating (1) increasing interest rates, (2) decreasing interest rates, (3) flat interest rates (i and j are within .10% of each other), and (4) less than 6 months to maturity.


Example #1 - Increasing Interest Rates

     Deposit:            $25,000 on November 1, 1996
     Maturity Date:      December 31, 2005
     Interest Guarantee Period:10 years
     i:                  assumed to be 6.15%
     Surrender Date:     July 1, 2000
     j:                  7.00%
     Amount Surrendered: $10,000
     N:                  65

          MVAF =    {[(1 + i)/(1 + j)]N/12} - 1
               =    {[1.0615/1.07]65/12} - 1
               =    .957718 - 1
               =    -.042282

          MVA  =    (amount Transferred or surrendered) x MVAF
               =    $10,000 x - .042282
               =    - $422.82

          Surrender Value = (amount Transferred or surrendered +
MVA)x(1-CDSC)
                         =    ($10,000 + - $422.82)x(1-0)
                         =    $9,577.18


     Example #2 - Decreasing Interest Rates

     Deposit:            $25,000 on November 1, 1996
     Maturity Date:      December 31, 2005
     Interest Guarantee Period:10 years
     i:                  assumed to be 6.15%
     Surrender Date:     July 1, 2000
     j:                  5.00%
     Amount Surrendered: $10,000
     N:                  65

          MVAF =    {[(1 + i)/(1 + j)]N/12} - 1
               =    {[1.0615/1.05]65/12} - 1
               =    .060778

          MVAF =    (amount Transferred or surrendered) x MVAF
               =    $10,000 x .060778
               =    $607.78

          Surrender Value = (amount Transferred or surrendered +
MVA)x(1-CDSC)
                         =    ($10,000 + $607.78)x(1-0)
                         =    $10,607.78

     Example #3 - Flat Interest Rates

     Deposit:            $25,000 on November 1, 1996
     Maturity Date:      December 31, 2005
     Interest Guarantee Period:10 years
     i:                  assumed to be 6.15%
     Surrender Date:     July 1, 2000
     j:                  6.24%
     Amount Surrendered: $10,000
     N:                  65

          MVAF =    {[(1 + i)/(1 + j)]N/12} - 1
               =    {[1.0615/1.0624]65/12} - 1
               =    .995420 - 1
               =    -.004580

          MVA  =    (amount Transferred or surrendered) x MVAF
               =    $10,000 x -.004589
               =    $45.80

          Surrender Value = (amount Transferred or surrendered +
MVA)x(1-CDSC)
                         =    ($10,000 + $45.80)x(1-0)
                         =    $9,954.20




     Example #4 - N<6 (less than 6 months to maturity)

     Deposit:            $25,000 on November 1, 1996
     Maturity Date:      December 31, 2005
     Interest Guarantee Period:10 years
     i:                  assumed to be 6.15%
     Surrender Date:     July 1, 2005
     j:                  7.00%
     Amount Surrendered: $10,000
     N:                  5

     MVAF =    {[(1 + i)/(1 + j)]N/12} - 1
          =    {[1.0615/1.071]5/12} - 1
          =    .99629 - 1
          =    -.00371
          However, N<6, so MVAF = 0

     MVAF =    (amount Transferred or surrendered) x MVAF
          =    $10,000 x 0
          =    $0

     Surrender Value = (amount Transferred or surrendered +
MVA)x(1-CDSC)
                    =    ($10,000 + $0)x(1-0)
                    =    $10,000

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(A wholly-owned subsidiary of
  Great-West Life & Annuity Insurance Company)


Balance Sheet as of April 4, 1997 and
Independent Auditors' Report











INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholder of First Great-West Life & Annuity Insurance Company:

We have audited the accompanying balance sheet of First Great-West Life & Annuity Insurance Company (a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company) as of April 4, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of First Great-West Life & Annuity Insurance Company as of April 4, 1997 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Deloitte & Touche  LLP
Denver, Colorado


April 14, 1997

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

BALANCE SHEET
APRIL 4, 1997

ASSETS
Cash
$6,000,000
          TOTAL ASSETS
$6,000,000

STOCKHOLDER'S EQUITY
Common stock, $1,000 par value, 2,000 shares authorized,
$2,000,000
   issued and outstanding
Additional paid-in capital
$4,000,000
          TOTAL STOCKHOLDER'S EQUITY
$6,000,000
































FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS
APRIL 4, 1997


1.   ORGANIZATION

     Organization - First Great-West Life & Annuity Insurance Company (the Company) is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (The Parent Corporation). The Company was incorporated as a stock life insurance company on April 9, 1996 in the State of New York and was capitalized on April 4, 1997 through a $6,000,000 cash investment from its Parent for 2,000 shares of common stock. The Company is currently seeking licensure as an insurance company in the State of New York.

     Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affected the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2.   SIGNIFICANT ACCOUNTING PRINCIPLES

     Cash - cash includes only amounts in demand deposit accounts.

                VARIABLE ANNUITY-1 SERIES ACCOUNT


                         Contracts Under
                   Flexible Premium Deferred
        Combination Variable and Fixed Annuity Contracts


                            issued by


        First Great-West Life & Annuity Insurance Company
                          126 Wolf Road
                     Albany, New York 12205
                    Telephone: (800) 537-2033






               STATEMENT OF ADDITIONAL INFORMATION





     This Statement of Additional Information is not a Prospectus
and should be read
in conjunction with the Prospectus, dated                    , 1997
which is available without
charge by contacting the Schwab Annuity Service Center, P.O. Box
7785, San Francisco,
California 94120-9420 or at 1-800-838-0650.

                        TABLE OF CONTENTS


                                                             Page

GENERAL INFORMATION. . . . . . . . . . . . . . . . . . . . . .B-3
FIRST GREAT-WEST LIFE & ANNUITY
  AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT. . . . . . . . . .B-3
CALCULATION OF ANNUITY PAYMENTS. . . . . . . . . . . . . . . .B-3
POSTPONEMENT OF PAYMENTS . . . . . . . . . . . . . . . . . . .B-4
SERVICES . . . . . . . . . . . . . . . . . . . . . . . . . . .B-4
     - Safekeeping of Series Account Assets. . . . . . . . . .B-4
     - Experts . . . . . . . . . . . . . . . . . . . . . . . .B-4
     - Principal Underwriter . . . . . . . . . . . . . . . . .B-5
     - Administrative Services Agreement . . . . . . . . . . .B-5
WITHHOLDING. . . . . . . . . . . . . . . . . . . . . . . . . .B-5
CALCULATION OF PERFORMANCE DATA. . . . . . . . . . . . . . . .B-5
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . .B-7

                       GENERAL INFORMATION

In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading
"Definitions."

        FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
            AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT

First Great-West Life & Annuity Insurance Company (the "Company"), the issuer of the Contract, is a New
York corporation qualified to sell life insurance and annuity contracts in New York and Iowa. It was
qualified to do business on                 , 1997 and, therefore,
has no prior history.  The Company is a
wholly-owned subsidiary of Great-West Life & Annuity Insurance Company, a Colorado stock life insurance company, which is a wholly owned subsidiary of The Great-West Life Assurance Company, a stock life insurance company incorporate under the laws of Canada. The Great-West Life Assurance Company is in turn 86.4% by Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is owned 68.4% by
Power Financial Corporation of Canada, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation of Canada. Mr.
Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.

     The assets allocated to the Series Account are the exclusive property of the Company.
Registration of the Series Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Series Account or of the Company by the Securities and Exchange Commission. The Company may accumulate in the Series
Account proceeds from charges under the Contracts and other amounts in excess of the Series Account assets representing reserves and liabilities under the Contract and other variable annuity contracts issued by the Company. The Company may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Investment Division may not be insulated from liability associated with another Investment Division

                 CALCULATION OF ANNUITY PAYMENTS

     A.   Fixed Annuity Options

          The amount of each annuity payment under a fixed annuity option is fixed and guaranteed by the Company. On the Payment Commencement Date, the Annuity Account Value held in the Fixed
Sub-Account(s), with a Market Value Adjustment, if applicable, less Premium Tax, if any, is computed and that portion of the Annuity Account Value which will be applied to the fixed annuity option selected is determined. The amount of the first monthly payment under the fixed annuity option selected will be at least as large as would result from using the annuity tables contained in the Contract to apply to the annuity option selected. The dollar amounts of any fixed annuity payments will not vary during the entire period of annuity payments and are determined according to the provisions of the annuity option selected.

     B.   Variable Annuity Options

          To the extent a variable annuity option has been selected, the Company converts the
Accumulation Units for each of the Owner's Variable Sub-Accounts into Annuity Units for each Variable
Sub-Account at their values determined as of the end of the Valuation Period which contains the Payment
Commencement Date. The number of Annuity Units paid for each Variable Sub-Account is determined by dividing the amount of the first monthly payment by the sub-account's Annuity Unit Value on the fifth
Valuation Date preceding the date the first payment is due. The number of Annuity Units used to calculate each payment for a Variable Sub-Account remains fixed during the annuity payment period.

          The first payment under a variable annuity payment option will be based on the value of each Variable Sub-Account on the fifth Valuation Date preceding the Payment Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the Payment Option.
Payments after the first will vary depending upon the investment experience of the Variable Sub-Accounts.
The subsequent amount paid from each sub-account is determined by multiplying (a) by (b) where (a) is the number of sub-account Annuity Units to be paid and (b) is the sub-account Annuity Unit value on the fifth Valuation Date preceding the date the annuity payment is due. The total amount of each Variable
Annuity Payment will be the sum of the Variable Annuity Payments for each Variable Sub-Account.

                    POSTPONEMENT OF PAYMENTS

          With respect to amounts allocated to the Series Account, payment of any amount due upon a total or partial surrender, death or under an annuity option will ordinarily be made within seven days after all documents required for such payment are received by the Schwab Annuity Service Center.
However, the determination, application or payment of any death benefit, Transfer, full surrender, partial withdrawal or annuity payment may be deferred to the extent dependent on Accumulation or Annuity Unit
Values, for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, for any period during which any emergency exists as a result of which it is not reasonably practicable for the Company to determine the investment experience, of such Accumulation or Annuity Units or for such other periods as the Securities and Exchange
Commission may by order permit for the protection of investors.

                            SERVICES

     A.   Safekeeping of Series Account Assets

          The assets of Variable Annuity-1 Series Account (the "Series Account") are held by First
Great-West Life & Annuity Insurance Company ("First GWL&A"). The assets of the Series Account are kept physically segregated and held separate and apart from the general account of First GWL&A. First
GWL&A maintains records of all purchases and redemptions of shares of the underlying funds. Additional protection for the assets of the Series Account is afforded by blanket fidelity bonds issued to The Great-
West Life Assurance Company in the amount of $25 million, which covers all officers and employees of First GWL&A.

     B.   Experts

          The accounting firm of Deloitte & Touche LLP performs certain accounting and auditing services for First GWL&A and the Series Account. The principal business address of Deloitte & Touche
LLP is 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202.

          The balance sheet of First GWL&A at April 4, 1997 included in the prospectus has been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report appearing therein and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     C.   Principal Underwriter

     The offering of the Contracts is made on a continuous basis by Charles Schwab & Co., Inc.
("Schwab"). Schwab is a California corporation and is a member of the National Association of Securities
Dealers ("NASD"). The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued for Annuitants from birth to age ninety.

     D.   Administrative Services Agreement

     First GWL&A and Great-West Life & Annuity Insurance Company ("GWL&A") have entered into an
Administrative Services Agreement dated                , 1997.
Pursuant to the agreement, GWL&A performs certain corporate support services, investment services and other back office administrative services for
First GWL&A. In addition, certain of GWL&A's property, equipment, personnel and facilities are made available for First GWL&A for its operations. All charges for services and use of facilities to the extent practicable reflect actual costs, and are intended to be in accordance with New York Insurance Laws.

                           WITHHOLDING

          Annuity payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

          Notwithstanding the recipient's election, withholding may be required with respect to certain payments to be delivered outside the United States and, with respect to certain distributions from certain types of qualified retirement plans, unless the proceeds are transferred directly to another qualified retirement plan. Moreover, special "backup withholding" rules may require the Company to disregard the recipient's election if the recipient fails to supply the Company with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.


                 CALCULATION OF PERFORMANCE DATA

A.   Yield and Effective Yield Quotations for the Money Market
Investment Division

     The yield quotation for the Money Market Investment Division will be for the seven-day period and is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the Money Market Investment Division at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Participant accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7) with the resulting yield figure carried to the nearest hundredth of one percent.

     The effective yield quotation for the Money Market Investment Division will be for the seven-day period and is carried to the nearest hundredth of one percent, computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one
Accumulation Unit in the Money Market Investment Division at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Participant accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

       EFFECTIVE YIELD = [(BASE PERIOD RETURN +1)365/7]-1.

     For purposes of the yield and effective yield computations, the hypothetical charge reflects all deductions that are charged to all Participant accounts in proportion to the length of the base period, and for any fees that vary with the size of the account, the account size is assumed to be the Money Market
Investment Division's mean account size. The specific percentage applicable to a particular withdrawal would depend on a number of factors including the length of time the Contract Owner has participated under the Contracts. (See "Charges and Deductions" on page 17 of the Prospectus.) No deductions or sales loads are assessed upon annuitization under the Contracts. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the Money Market Investment Division and the Fund are excluded from the calculation of yield.


B. Total Return and Yield Quotations for All Investment Divisions (Other than Money Market)

     The total return quotations for all Investment Divisions, other than the Money Market, will be average annual total return quotations for the one-year period. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                          P(1+T)n = ERV

     Where:P =      a hypothetical initial payment of $1,000

               T =  average annual total return

               N =  number of years

               ERV =ending redeemable value of a hypothetical
$1,000 payment made at the
                    beginning of the particular period at the end of the particular period

For purposes of the total return quotations for these Investment
Divisions, the calculations take into effect all fees that are charged to the Contract Value , and for any fees that vary with the size of the account, the account size is assumed to be the respective Investment
Divisions' mean account size.  The
calculations also assume a complete redemption as of the end of the particular period.

     The yield quotations for these Investment Divisions set forth in the Prospectus are based on the thirty-day period ended on December 31, 1996, and are computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                   YIELD = 2[((a-b)cd +1)6 -1]

     Where:a = net investment income earned during the period by the corresponding portfolio of the Fund attributable to shares owned by the Investment Division.

               b = expenses accrued for the period (net of reimbursements).

               c = the average daily number of Accumulation Units outstanding during the period.

               d =  the maximum offering price per Accumulation
Unit on the last day of the
                    period.


For purposes of the yield quotations for these Investment
Divisions, the calculations take into effect all fees that are charged to the Contract Value, and for any fees that vary with the size of the account, the account size is assumed to be the respective Investment Divisions' mean account size.

                      FINANCIAL STATEMENTS

     The balance sheet of First GWL&A as contained in the prospectus should be considered only as bearing upon First GWL&A's ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Series Account. The interest of Contract
Owners under the Contracts are affected solely by the investment results of the Series Account. This
Statement of Additional Information contains no financial statements for the Series Account because the Series Account has not yet commenced operations, has no assets or liabilities, and has received no income nor incurred any expenses as of the date of this Statement of Additional Information.

                               PART C
                          OTHER INFORMATION


Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements

     The financial statements for First Great-West Life & Annuity
Insurance Company are included in the
prospectus.

     (b)  Exhibits

          (1) Certified copy of resolution of Board of Directors or Depositor establishing Registrant is attached as Exhibit 1.

          (2)  Not applicable.

          (3) Copy of distribution contract between Depositor and Principal Underwriter is attached as
          Exhibit 3.

          (4) Copy of the form of the variable annuity contract is attached as Exhibit 4.

          (5) Copy of the form of application to be used with the variable annuity contract provided pursuant to (4) is attached as Exhibit 5.

          (6)  Copy of Articles of Incorporation and Bylaws of
Depositor are attached as Exhibits 6.a. and 6.b.
          respectively.

          (7)  Not applicable.

          (8) Copies of participation agreements with underlying funds are attached as Exhibit 8.

          (9)  Opinion of counsel and consent of
     to be filed by amendment.

          (10) (a)  Written Consent of Jorden Burt Berenson &
Johnson LLP is attached as Exhibit 10a.

          (b) Written Consent of Deloitte & Touche LLP is attached as Exhibit 10b.

          (c)  Written Consent of W. Kay Adam is attached as
Exhibit 10c.

          (11)  Not Applicable.

          (12)  Not Applicable.

          (13) Schedule for computation of each performance quotation provided in response to Item 21 is attached as Exhibit 13.

          (14)  Financial Data Schedule is attached as Exhibit 14.

Item 25.  Directors and Officers of the Depositor

                                                  Position and
Offices
Name                Principal Business Address       with Depositor



Marcia D. Alazraki  425 Lexington Avenue          Director
                    New York City, New York  10017

James Balog         2205 North Southwinds BoulevardDirector
                    Vero Beach, Florida  39263

James W. Burns, O.C.     (4)                      Director

Paul Desmarais, Jr.      (4)                      Director

Robert Gratton           (5)                      Chairman

N. Berne Hart       2552 East Alameda Avenue, #99 Director
                    Denver, Colorado  80209

Stuart Z. Katz      One New York Plaza            Director
                    New York City, New York  10004

William T. McCallum      (1)                      President and
                                                  Chief Executive
Officer
Brian E. Walsh      Trinity L.P.                  Director
                    115 East Putnam Avenue
                    Greenwich, Connecticut  06830

Robert D. Bond           (1)                      Senior Vice
President,
                                                  Financial
Services

Glen Derback             (1)                      Vice President
and Controller

John T. Hughes           (1)                      Senior Vice
President,
                                                  Chief Investment
Officer

D. Craig Lennox          (1)                      Senior Vice
President,
                                                  General Counsel
and
                                                  Secretary

Dennis Low               (1)                      Director,
Executive Vice
                                                  President,
Financial Services

James D. Motz            (2)                      Executive Vice
President,
                                                  Employee Benefits

Martin L. Rosenbaum      (2)                      Senior Vice
President,
                                                  Employee Benefits
Operations

Douglas L. Wooden        (1)                      Director, Senior
Vice
______________________________________            President,
Financial Services

(1)  8515 East Orchard Road, Englewood, Colorado 80111.
(2)  8505 East Orchard Road, Englewood, Colorado  80111.

Item 26. Persons controlled by or under common control with the Depositor or Registrant

Power Corporation of Canada
     100% - Marquette Communications Corporation
     100% - 171263 Canada Inc.
     68.1% - Power Financial Corporation
     86.4% - Great-West Lifeco Inc.
     99.5% - The Great-West Life Assurance Company
     100% - Great-West Life & Annuity Insurance Company
          100% First Great-West Life & Annuity Insurance Company
          100% - GW Capital Management, Inc.
          100% - Financial Administrative Services Corporation
          100% - One Corporation
               100% - One Health Plan of Illinois, Inc.
               100% - One Health Plan of Texas, Inc.
               100% - One Health Plan of California, Inc.
               100% - One Health Plan of Colorado, Inc.
               100% - One Health Plan of Georgia, Inc.
               100% - One Health Plan of North Carolina, Inc.
               100% - One Health Plan of Washington, Inc.
               100% - One Orchard Equities, Inc.
          100% - Great-West Benefit Services, Inc.
                13% - Private Healthcare Systems, Inc.
          100% - Benefits Communication Corporation
               100% - BenefitsCorp Equities, Inc.
           94% - Maxim Series Fund, Inc.
          100% - Greenwood Property Corporation
          100% - GWL Properties Inc.
               100% - Great-West Realty Investments, Inc.
                50% - Westkin Properties Ltd.
          100% - Confed Admin Services, Inc.

Item 27.  Number of Contractowners

          Not applicable.

Item 28.  Indemnification

          Provisions exist under the laws of the state of New York and the Bylaws of First GWL&A whereby
First GWL&A may indemnify a director, officer, or controlling person of First GWL&A against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

                       New York Corporate Code

Section 721. Nonexclusivity of statutory provisions for indemnification of directors and officers.

The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

Section 722. Authorization for indemnification of directors and officers.

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding ( other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of
(1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

(d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines;
and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

Section 723. Payment of indemnification other than by court award.

(a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

(b) Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section
721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

(1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

(2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs; (A) By the board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or (B) By the shareholders upon a finding that the director or officer has met the applicable standard of conduct set forth in such sections.

(c) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

Section 724. Indemnification of directors and officers by a court.

(a) Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section 722 (Authorization for indemnification of directors and officers), and paragraph (a) of section 723. Application therefor may be made, in every case, either:

(1) In the civil action or proceeding in which the expenses were incurred or other amounts were paid, or

(2) To the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid.

(b) The application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

(c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys' fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

Section 725. Other provisions affecting indemnification of directors and officers.

(a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph (c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

(b) No indemnification, advancement or allowance shall be made under this article in any circumstance where it appears:

(1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification;

(2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

(c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

(d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

(e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

(f) The provisions of this article relating to indemnification of directors and officers and insurance therefor shall apply to domestic corporations and foreign corporations doing business in this state, except as provided in section
1320 (Exemption from certain provisions).

Section 726. Insurance for indemnification of directors and officers.

(a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

(1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

(2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

(3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

(b) No insurance under paragraph (a) may provide for any payment, other than cost of defense, to or on behalf of any director or officer:

(1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

(2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

(c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

(d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this section, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

(e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government.

                        Bylaws of First GWL&A

Article II, Section 11.  Indemnification of Directors.

The corporation may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the Company to the extent permitted by applicable law, any Director, Officer, or employee of the corporation or any member or officer of any Committee, and his or her heirs, executors and administrators, from and against all claims, liabilities, costs, charges, and expenses whatsoever that any such Director, Officer, employee or any such member or officer sustains or incurs in or about any action, suit, or proceeding that is brought, commenced, or prosecuted against him or her for or in respect of any act, deed, matter or thing whatsoever made, done, or permitted by him or her in or about the execution of the duties of his or her office or employment with the corporation, or in or about the execution of his or her duties as a Director or Officer of another company which he or she so serves at the request and on behalf of the corporation, or in or about the execution of his or her duties as a member or officer of any such Committee, and all other claims, liabilities, costs, charges and expenses that he or she sustains or incurs, in or about or in relation to any such duties or the affairs of the corporation, the affairs of such other company which he or she so serves or the affairs of such Committee, except such claims, liabilities, costs, charges or expenses as are occasioned by acts of omissions which were in bad faith, involved intentional misconduct, a violation of the New York
Insurance Law or a knowing violation of any other law or which resulted in such person gaining in fact a financial profit or other advantage to which he or she was not entitled. The corporation may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the corporation to the extent permitted by applicable law, any Director, Officer, or employee of any subsidiary corporation of the corporation on the same basis, and within the same constraints as, described in the preceding sentence. No payment of indemnification shall be made unless notice has been filed with the Superintendent of Insurance pursuant to Section 1216 of the New York Insurance Law.

Item 29.Principal Underwriter

       (a) Charles Schwab & Co., Inc. ("Schwab") is the distributor of securities of the Registrant.

       (b)  Directors and Officers of Schwab
                                               Position and Offices
Name             Principal Business Address      with Underwriter


Charles R. Schwab     (1)                      Chairman and
                                               Director


David S. Pottruck     (1)                      President and Chief
                                               Executive Officer
                                               and Director

Steven L. Scheid      (1)                      Executive Vice
                                               President and
                                               Chief Financial
                                               Officer and Director

Tom D. Seip           (1)                      Executive Vice
                                               President -
                                               Retail

John P. Coghlan       (1)                      Executive Vice
                                               President,
                                               Schwab Institutional

Linnet Deily          (1)                      Executive Vice
                                               President, Services
                                               for
                                               Investment Managers

Carrie Dwyer          (1)                      Executive Vice
                                               President, Corporate
                                               Oversight

Lon Gorman            (1)                      Executive Vice
                                               President and
                                               President, Schwab
                                               Capital
                                               Markets and Trading

Daniel O. Leemon      (1)                      Executive Vice
                                               President
                                               Business Strategy

Dawn G. Lepore        (1)                      Executive Vice
                                               President, and
                                               Chief Information
                                               Officer - SITE

Timothy F. McCarthy   (1)                      Executive Vice
                                               President and
                                               President, Financial

                                               Products and
                                               International -
                                               Group

Elizabeth G. Sawi     (1)                      Executive Vice
                                               President -
                                               Electronic Brokerage

Richard Tinervin      (1)                      Executive Vice
                                               President -
                                               Retirement Plan
                                               Services

Luis E. Valencia      (1)                      Executive Vice
                                               President and Chief
                                               Administrative
                                               Officer

Suzanne D. Lyons      (1)                      Executive Vice
                                               President -
                                               Retail Marketing

Karen Chang           (1)                      Executive Vice
                                               President -
                                               Head of Branches

William J. Klipp      (1)                      Executive Vice
                                               President -
                                               SchwabFunds

Peter J. McIntosh     (1)                      Executive Vice
                                               President -
                                               Brokerage Operations

                                               and
                                               National Investor
                                               Services

Parkash P. Ahuja      (1)                      Senior Vice
                                               President-
                                               Administrative
                                               Services

Rhet Andrews          (1)                      Senior Vice
                                               President -
                                               Schwab Institutional

                                               Trading
                                               and Operations

William S. Baughman   (1)                      Senior Vice
                                               President -
                                               Strategic Marketing

Rochelle A. Bays      (1)                      Senior Vice
                                               President -
                                               CM & T Support
                                               Services

Michelle B. Blieberg  (1)                      Senior Vice
                                               President -
                                               HR Support Services

Reid P. Conklin       (1)                      Senior Vice
                                               President -
                                               Southeast Group

John Danton           (1)                      Senior Vice
                                               President, Retail
                                               Financial Planning

Martha J. Deevy       (1)                      Senior Vice
                                               President -
                                               SITE Specialized
                                               Services

Evelyn S. Dilsaver    (1)                      Senior Vice
                                               President

Christopher V. Dodds  (1)                      Senior Vice
                                               President
                                               and Treasurer

Sidney J. Dorr        (1)                      Senior Vice
                                               President -
                                               Capital Markets and
                                               Trading

Wayne W. Fieldsa      (1)                      Senior Vice
                                               President -
                                               Securities
                                               Operations

Edward V. Garlich, Jr.(1)                      Senior Vice
                                               President and
                                               Managing
                                               Director -
                                               Washington Research
                                               Group

Therese Haberle       (1)                      Senior Vice
                                               President -
                                               Chief Compliance
                                               Officer

James M. Hackley      (1)                      Senior Vice
                                               President -
                                               Active Trader

Gerry L. Hansen       (1)                      Senior Vice
                                               President -
                                               Controller

Barbara R. Heinrich   (1)                      Senior Vice
                                               President -
                                               Fixed Income

Jan K. Hier-King      (1)                      Senior Vice
                                               President -
                                               Schwab Institutional

                                               Technology

Colleen M. Hummer     (1)                      Senior Vice
                                               President -
                                               Mutual Fund
                                               Operations

Daniel J. Keller      (1)                      Senior Vice
                                               President -
                                               Mutual Funds
                                               Technology

Michael S. Knight     (1)                      Senior Vice
                                               President -
                                               Midwest Group

Gloria J. Lau         (1)                      Senior Vice
                                               President -
                                               Schwab International


Thomas N. Lawrie      (1)                      Senior Vice
                                               President -
                                               Electronic Brokerage
                                               Services

James G. Losi         (1)                      Senior Vice
                                               President -
                                               Retail

Jeffrey M. Lyons      (1)                      Senior Vice
                                               President -
                                               Mutual Funds
                                               Marketing

Elinor MacKinnon      (1)                      Senior Vice
                                               President -
                                               Retail Systems

Frederick F. Matteson (1)                      Senior Vice
                                               President -
                                               SITE Operations and
                                               Infrastructure

John McGonigle        (1)                      Senior Vice
                                               President -
                                               Active Trader

Roger G. Neaves       (1)                      Senior Vice
                                               President -
                                               Production Services

Geoffrey Penney       (1)                      Senior Vice
                                               President -
                                               Financial Products
                                               and International
                                               Technology Solutions

Kenneth W. Perlman    (1)                      Senior Vice
                                               President -
                                               Capital Markets &
                                               Trading -
                                               Regulatory Division

Earlene Perry         (1)                      Senior Vice
                                               President -
                                               Retail Operations

Hugo W. Quackenbush   (1)                      Senior Vice
                                               President -
                                               Corporate
                                               Communications

Edward M. Rodden      (1)                      Senior Vice
                                               President -
                                               Affluent Customer
                                               Enterprise

Myra Rothfield        (1)                      Senior Vice
                                               President -
                                               Customer Development
                                               and
                                               Retention

Louise J. Rothman     (1)                      Senior Vice
                                               President -
                                               Compensation and
                                               Benefits

Gideon Sasson         (1)                      Senior Vice
                                               President -
                                               Electronic Brokerage

                                               Site

Arthur V. Shaw        (1)                      Senior Vice
                                               President -
                                               Electronic Brokerage

Leonard Short         (1)                      Senior Vice
                                               President -
                                               CRS Advertising and
                                               Brand
                                               Management

Betsy Snow            (1)                      Senior Vice
                                               President -
                                               ISD Technical
                                               Operations

Ray Straka            (1)                      Senior Vice
                                               President -
                                               Finance and
                                               Corporate
                                               Administration
                                               Technology Support

Michelle Swenson      (1)                      Senior Vice
                                               President -
                                               Mutual Funds
                                               Marketing and
                                               Development

Mary B. Templeton     (1)                      Senior Vice
                                               President -
                                               General Counsel and
                                               Corporate
                                               Secretary

Mark C. Thompson      (1)                      Senior Vice
                                               President -
                                               Government and
                                               Public Affairs

Daniel J. Voet        (1)                      Senior Vice
                                               President -
                                               Controller

Steven Ward           (1)                      Senior Vice
                                               President -
                                               Investment Officer
                                               - SchwabFunds
                                               Portfolio


Cynthia K. Holbrook   (1)                      Vice President

 ______________________________________

(1)    101 Montgomery, San Francisco, California  94104.

       (c)  Commissions and other compensation received by
Principal Underwriter during registrant's last fiscal
  year:
                Net
Name of     Underwriting   Compensation
Principal   Discounts and       on        Brokerage
Underwriter  Commissions    Redemption
CommissionsCompensation

Schwab           -0-            -0-           -0-        -0-


Item 30.Location of Accounts and Records

       All accounts, books, or other documents required to be
maintained by Section 31(a) of the 1940 Act and
       the rules promulgated thereunder are maintained by the
registrant through First GWL&A,
       , Albany, New York      .

Item 31.Management Services

       Not Applicable.

Item 32.Undertakings

       (a) Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration
            Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

       (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of
            Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional
            Information.

       (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

       (d) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and
            Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities
            (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding)
            is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       (e) First GWL&A represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by First GWL&A.


SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-4 to be signed on its behalf, in the City of Englewood, State of Colorado, on this 15th day of

  April    , 1997.

                              VARIABLE ANNUITY-1 SERIES ACCOUNT
                              (Registrant)



                              By:  /s/ William T. McCallum
                                   William T. McCallum, President
                                   and Chief Executive Officer of
                                   First Great-West Life & Annuity
                                   Insurance Company


                              FIRST GREAT-WEST LIFE & ANNUITY
                              INSURANCE COMPANY
                              (Depositor)



                              By:  /s/ William T. McCallum
                                   William T. McCallum, President
                                   and Chief Executive Officer

     As required by the Securities Act of 1933, this Registration
Statement has been signed by the following persons in the capacities with First Great-West Life & Annuity Insurance Company and on the dates indicated:

Signature and Title                               Date



/s/ Robert Gratton*                                4/15 , 1997
Director and Chairman of the
Board (Robert Gratton)



/s/ William T. McCallum                            4/15 , 1997
Director, President and Chief Executive
Officer (William T. McCallum)



Signature and Title                               Date




/s/ Glen R. Derback                                4/15  , 1997
Controller (Glen R. Derback)



/s/ Marcia D. Alazraki*                            4/15  , 1997
Director, (Marcia D. Alazraki)



/s/ James Balog*                                   4/15  , 1997
Director, (James Balog)



/s/ James W. Burns*                                4/15  , 1997
Director, (James W. Burns)



/s/ Paul Desmarais, Jr.*                           4/15  , 1997
Director (Paul Desmarais, Jr.)



/s/ N. Berne Hart*                                 4/15  , 1997
Director (N. Berne Hart)



/s/ Stuart Z. Katz*                                4/15  , 1997
Director (Stuart Z. Katz)



/s/ Brian E. Walsh*                                4/15  , 1997
Director (Brian E. Walsh)




*By: /s/ D.C. Lennox                               4/15  , 1997
     D. C. Lennox
     Attorney-in-fact pursuant to Powers of Attorney filed with this Registration Statement.

                        POWER OF ATTORNEY

                               RE

        FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, James Balog, a Member of the Board of Directors of First Great-West Life & Annuity Insurance Company, a New York corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable First Great-West Life & Annuity Insurance Company and
Variable Annuity-1 Series Account, a separate and distinct account of First Great-West
Life & Annuity Insurance Company governed under the provisions of the New York
Insurance Code, to comply with the Securities Act of 1933 and the Investment Company
Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange
Commission thereunder, in connection with the registration under said Acts of variable annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of
Directors of First Great-West Life & Annuity Insurance Company, to the Registration
Statement (Form N-4) of First Great-West Life & Annuity Insurance Company and Schwab
Variable Annuity Series Account, and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this   2nd   day of

 April  , 1997.


                              /s/ James Balog

                              Member, Board of Directors
                              First Great-West Life & Annuity
                              Insurance Company


Witness:


/s/ Charlote Dickinson
Name: Charlote Dickinson

                        POWER OF ATTORNEY

                               RE

        FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, James W. Burns, O.C., a Member of the Board of Directors of First Great-West Life & Annuity Insurance Company, a New York corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable First Great-West Life & Annuity Insurance
Company and Variable Annuity-1 Series Account, a separate and distinct account of First
Great-West Life & Annuity Insurance Company governed under the provisions of the New
York Insurance Code, to comply with the Securities Act of 1933 and the Investment
Company Act of 1940 and any rules, regulations, and requirements of the Securities and
Exchange Commission thereunder, in connection with the registration under said Acts of variable annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the
Board of Directors of First Great-West Life & Annuity Insurance
Company, to the
Registration Statement (Form N-4) of First Great-West Life & Annuity Insurance Company and Schwab Variable Annuity Series Account, and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this   3rd   day of

 April  , 1997.


                              /s/ James W. Burns, O.C.

                              Member, Board of Directors
                              First Great-West Life & Annuity
                              Insurance Company


Witness:


/s/ D.C. Lennox
Name: D.C. Lennox

                        POWER OF ATTORNEY

                               RE

        FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, Paul Desmarais, Jr., a Member of the Board of
Directors of First Great-West Life & Annuity Insurance Company, a New York corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable First Great-West Life & Annuity Insurance Company and
Variable Annuity-1 Series Account, a separate and distinct account of First Great-West
Life & Annuity Insurance Company governed under the provisions of the New York
Insurance Code, to comply with the Securities Act of 1933 and the Investment Company
Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange
Commission thereunder, in connection with the registration under said Acts of variable annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of
Directors of First Great-West Life & Annuity Insurance Company, to the Registration
Statement (Form N-4) of First Great-West Life & Annuity Insurance Company and Schwab
Variable Annuity Series Account, and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this   8th  day of
 April  , 1997.


                              /s/ Paul Desmarais, Jr.

                              Member, Board of Directors
                              First Great-West Life & Annuity
                              Insurance Company


Witness:


/s/ Lucie Filteau
Name: Lucie Filteau

                        POWER OF ATTORNEY

                               RE

        FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, Robert Gratton, a Member of the Board of
Directors of First Great-West Life & Annuity Insurance Company, a New York corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable First Great-West Life & Annuity Insurance Company and
Variable Annuity-1 Series Account, a separate and distinct account of First Great-West
Life & Annuity Insurance Company governed under the provisions of the New York
Insurance Code, to comply with the Securities Act of 1933 and the Investment Company
Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange
Commission thereunder, in connection with the registration under said Acts of variable annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of
Directors of First Great-West Life & Annuity Insurance Company, to the Registration
Statement (Form N-4) of First Great-West Life & Annuity Insurance Company and Schwab
Variable Annuity Series Account, and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this   3rd   day of

 April  , 1997.


                              /s/ Robert Gratton

                              Member, Board of Directors
                              First Great-West Life & Annuity
                              Insurance Company


Witness:


/s/ Nicole Barolet
Name: Nicole Barolet

                        POWER OF ATTORNEY

                               RE

        FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, N. Berne Hart, a Member of the Board of
Directors of First Great-West Life & Annuity Insurance Company, a New York corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable First Great-West Life & Annuity Insurance Company and
Variable Annuity-1 Series Account, a separate and distinct account of First Great-West
Life & Annuity Insurance Company governed under the provisions of the New York
Insurance Code, to comply with the Securities Act of 1933 and the Investment Company
Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange
Commission thereunder, in connection with the registration under said Acts of variable annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of
Directors of First Great-West Life & Annuity Insurance Company, to the Registration
Statement (Form N-4) of First Great-West Life & Annuity Insurance Company and Schwab
Variable Annuity Series Account, and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this   3rd   day of

 April  , 1997.


                              /s N. Berne Hart

                              Member, Board of Directors
                              First Great-West Life & Annuity
                              Insurance Company


Witness:


/s/ Wilma J. Hart
Name: Wilma J. Hart

                        POWER OF ATTORNEY

                               RE

        FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, Brian E. Walsh, a Member of the Board of
Directors of First Great-West Life & Annuity Insurance Company, a New York corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable First Great-West Life & Annuity Insurance Company and
Variable Annuity-1 Series Account, a separate and distinct account of First Great-West
Life & Annuity Insurance Company governed under the provisions of the New York
Insurance Code, to comply with the Securities Act of 1933 and the Investment Company
Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange
Commission thereunder, in connection with the registration under said Acts of variable annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of
Directors of First Great-West Life & Annuity Insurance Company, to the Registration
Statement (Form N-4) of First Great-West Life & Annuity Insurance Company and Schwab
Variable Annuity Series Account, and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this   5th   day of

 April  , 1997.


                              /s/ Brian E. Walsh

                              Member, Board of Directors
                              First Great-West Life & Annuity
                              Insurance Company


Witness:


/s/ Margaret Canty
Name: Margaret Canty

                        POWER OF ATTORNEY

                               RE

        FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, Marcia D. Alazraki, a Member of the Board of Directors of First Great-West Life & Annuity Insurance Company, a New York corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable First Great-West Life & Annuity Insurance Company and Variable Annuity-1 Series Account, a separate and distinct account of First Great-West Life & Annuity Insurance Company governed under the provisions of the New York Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of variable annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of First Great-West Life & Annuity Insurance Company, to the Registration Statement (Form N-4) of First Great-West Life & Annuity Insurance Company and Schwab Variable Annuity Series Account, and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this   4th   day of

 April  , 1997.


                              /s/ Marcia D. Alazraki

                              Member, Board of Directors
                              First Great-West Life & Annuity
                              Insurance Company


Witness:


/s/ Patricia Matecki
Name: Patricia Matecki

                        POWER OF ATTORNEY

                               RE

        FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, Stuart Z. Katz, a Member of the Board of Directors of First Great-West Life & Annuity Insurance Company, a New York corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable First Great-West Life & Annuity Insurance Company and Variable Annuity-1 Series Account, a separate and distinct account of First Great-West Life & Annuity Insurance Company governed under the provisions of the New York Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of variable annuity contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of First Great-West Life & Annuity Insurance Company, to the Registration Statement (Form N-4) of First Great-West Life & Annuity Insurance Company and Schwab Variable Annuity Series Account, and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this   14th   day
of   April  , 1997.


                              /s/ Stuart Z. Katz

                              Member, Board of Directors
                              First Great-West Life & Annuity
                              Insurance Company


Witness:


/s/ Lola M. Kador
Name: Lola M. Kador

                          Exhibit Table
                            Form N-4


Exhibit

1.   Certified copy of resolution of Board
     of Directors establishing Registrant1

3.   Copy of distribution contract between
     Depositor and Principal Underwriter1

4.   Copy of the form of variable
     annuity contract                   1

5.   Copy of the form of application to
     be used with the variable contract 1

6.   (a) Copy of Articles of Incorporation of Depositor1
     (b) Copy of Bylaws of Depositor    1

8.   Copies of participation agreements
     with underlying funds              1

9.   Opinion and consent of             2

10.  (a) Consent of Jorden Burt Berenson & Johnson LLP1
     (b) Consent of Deloitte & Touche LLP1
     (c) Consent of W. Kay Adam         2

13.  Schedule for computation of each
     performance quotation              1

14.  Financial Data Schedule            1


1 Filed with this Registration Statement.

2 To be filed by amendment.